Computershare

82-18

Investor Services

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Anna Pagliuca
Senior Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com


03022520

May 23, 2003

BY COURIER

SUPPL

United States Security &
Exchange Commission
Office of International
Corporate Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.


SEC MAIL
PROCESSING
RECEIVED
MAY 27 2003
WASH., D.C.
SECTION

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Attention: Mr. A. Swerling
Assistant Director

Dear Mr. Swerling:

RE: DOMTAR INC.

We confirm that the following material was sent by pre-paid mail on May 23, 2003, to the registered shareholders of Common Shares of the subject Corporation, a copy of which is enclosed.

1. «First Quarter 2003» (English or French)

We also confirm that copies of the above documents were mailed to registered shareholders and non-registered shareholders of the subject Corporation, both of which whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-102.

Yours very truly,

Anna Pagliuca

AP/ba

Encls.

c.c.: Domtar Inc.

Domtar,
une touche
différente.

1.

Domtar Inc.
Premier trimestre 2003


Domtar

Faits saillants

—Bénéfice net de 27 millions de dollars ou 0,12 $ par action ordinaire.

—Les arrêts de production liés aux conditions du marché ont représenté 18 600 tonnes de papiers, 21 600 tonnes de pâtes et 24 millions de pied mesure planche de bois d'œuvre.

—Le ratio de la dette nette aux capitaux totaux était de 48,8 % au 31 mars 2003.

Développements récents

—Les programmes d'amélioration de la qualité et de la rentabilité, alliés à la diminution des charges de financement, ont fait en sorte que Domtar a pu neutraliser la hausse des coûts de l'énergie d'un montant de 20 millions de dollars, la baisse des expéditions de papier, l'effet négatif de l'appréciation du cours du dollar canadien et des perturbations de production dans le secteur du bois.

—Domtar a lancé son plus récent produit « Microprint[MC] Domtar », un papier couché d'impression numérique.

—L'usine de Vancouver a obtenu la certification « chaîne de responsabilité » FSC (Forest Stewardship Council).

Domtar est le troisième producteur de papiers non couchés en Amérique du Nord. Il est également un chef de file dans la fabrication de papiers d'affaires, de papiers d'impression commerciale et de publication, et de papiers d'usage technique et de spécialité. Domtar gère selon des normes de gestion environnementales reconnues internationalement 22 millions d'acres de forêt au Canada et aux États-Unis, et produit du bois d'œuvre ainsi que d'autres produits forestiers. Domtar compte 12 500 employés en Amérique du Nord. Enfin, l'entreprise détient également une participation de 50 % dans Norampac inc., le plus important producteur canadien de cartons-caisses.



Chère / Cher actionnaire,

En complétant avec succès l'intégration des quatre usines américaines qu'elle avait acquises en août 2001, Domtar a atteint en 2002 un nouveau sommet. Maintenant que nous avons réalisé tous les objectifs stratégiques de croissance et de rentabilité que nous nous étions fixés en 1997, nous sommes mieux placés que jamais pour poursuivre cette croissance planifiée requise afin que Domtar puisse se réaliser pleinement sur les marchés mondiaux.

À preuve, notre performance du premier trimestre 2003 où nos programmes d'amélioration de la qualité et de la rentabilité nous ont permis d'atténuer les conséquences des coûts élevés de l'énergie, d'une faible demande et de la hausse du cours du dollar canadien, et d'afficher des résultats supérieurs à ceux obtenus au trimestre correspondant en 2002. C'est ainsi qu'au cours des douze derniers mois, Domtar a été en mesure de ramener son taux d'endettement à 48,8 % et de procurer à ses actionnaires un rendement de 7 % même si les prix de vente n'ont atteint que 93 % des prix moyens de cycle.

Forts des résultats de nos programmes d'amélioration continue et conscients de ce nouvel environnement économique dans lequel les investisseurs vont accorder de plus en plus d'attention au rendement total de leur investissement incluant le dividende, nous avons annoncé que le dividende annuel de Domtar versé aux actionnaires passera de 14 cents à 24 cents. Sans compromettre notre ferme volonté de poursuivre notre croissance rentable et de maintenir la solidité de notre bilan, cette augmentation marque une première étape dans la réalisation de notre objectif d'offrir à nos actionnaires un dividende d'environ 20 % des bénéfices nets normalisés sur la durée d'un cycle d'affaires.

Enfin il y a six ans, nous nous étions engagés à tout mettre en œuvre pour présenter à nos actionnaires un rendement annuel d'au moins 15 % dans un environnement de prix moyens de cycle. Aujourd'hui, cet engagement demeure et réaffirme notre volonté de faire de Domtar un investissement intéressant parmi les entreprises du secteur des matériaux de base.

Le président et chef de la direction,

Raymond Royer

Conseil d'administration, comités et membres du comité de direction (au 1er mai 2003)

Conseil d'administration

Paul-Henri Couture
Vice-président de Capital d'Amérique CDPQ Inc., filiale en propriété exclusive de Caisse de dépôt et placement du Québec

Claude Fontaine
Associé principal de Ogilvy Renault

Louis P. Gignac
Président et chef de la direction de Cambior Inc.

Jacques Girard
Président du conseil de Domtar Inc.
Président-directeur général de Montréal International

Claude R. Lamoureux
Président et chef de la direction du Conseil du régime de retraite des enseignants et des enseignantes de l'Ontario

Jacques Laurent
Président du conseil d'administration d'Hydro-Québec

André L'Ecuyer
Président et chef de l'exploitation de SGF Rexfor inc., filiale en propriété exclusive de la Société générale de financement du Québec

Brian M. Levitt
Co-président et associé de Osler, Hoskin & Harcourt

Louiselle Paquin
Première vice-présidente, Finances de SITQ Immobilier, groupe de filiales de Caisse de dépôt et placement du Québec

Louise Roy
Administratrice de sociétés

Raymond Royer
Président et chef de la direction de Domtar Inc.

Edward J. Waters
Président du conseil et président et chef de la direction de Cape & Islands Investment Company Ltd.

Comités

* Président du comité

Exécutif	Vérification	Ressources humaines	Nomination et régie d'entreprise	Environnement et santé et sécurité	Retraite
P.-H. Couture	L. P. Gignac*	P.-H. Couture	J. Girard*	J. Laurent	C. Fontaine
J. Girard*	C. R. Lamoureux	J. Girard*	C. R. Lamoureux	A. L'Ecuyer*	J. Girard
C. R. Lamoureux	J. Laurent	A. L'Ecuyer	J. Laurent	L. Roy	C. R. Lamoureux*
A. L'Ecuyer	L. Paquin	L. Roy	E. J. Waters	R. Royer	B. M. Levitt
R. Royer					R. Royer

Membres du comité de direction

C. Lance Skerratt
Premier vice-président
Groupe des marchands de papier

Richard Garneau
Premier vice-président
Groupe des produits forestiers

Gilles Pharand
Premier vice-président
Affaires corporatives et chef du contentieux

Christian Dubé
Premier vice-président et chef des finances

Roland Gagnon
Premier vice-président
Groupe des exploitations canadiennes de la fabrication des pâtes et papiers

Raymond Royer
Président et chef de la direction

Claude Belley
Premier vice-président
Ressources humaines et développement organisationnel

George Kobrynsky
Premier vice-président
Groupe de la commercialisation des pâtes et papiers

Roger H. Brear
Premier vice-président
Groupe des exploitations américaines de la fabrication des pâtes et papiers

Commentaires et analyse par la direction

Les commentaires et l'analyse par la direction se rapportent à la situation financière et aux résultats des exploitations de Domtar Inc. et de ses filiales (la Société) ainsi que de ses coentreprises (collectivement Domtar). Les actions ordinaires de Domtar sont inscrites aux bourses de Toronto et de New York. Les commentaires et l'analyse par la direction comportent des énoncés de nature prospective. Ces énoncés impliquent des risques et incertitudes connus et inconnus tels que : les conditions d'affaires et économiques générales ; les prix de vente des produits ; les coûts des matières premières et les charges d'exploitation ; l'évolution des taux de change ; notre capacité d'intégrer des exploitations acquises à nos exploitations actuelles et d'autres facteurs cités dans le présent document de même que dans les documents que la Société dépose dans le cadre du processus d'information continue. Ainsi, les résultats réels de la Société peuvent différer sensiblement de ceux décrits ou sous-entendus dans les énoncés prospectifs. Sauf indication contraire, toutes les informations financières aux présentes sont exprimées en dollars canadiens et établies selon les principes comptables généralement reconnus (PCGR) du Canada. Les commentaires et l'analyse par la direction intermédiaires doivent être lus conjointement avec les états financiers consolidés intermédiaires de la Société et les notes s'y rapportant de même qu'avec les commentaires et l'analyse par la direction, les états financiers consolidés et les notes de la Société les plus récents présentés sur une base annuelle.

Nos secteurs d'activité

Les activités de Domtar sont réparties entre quatre secteurs : papiers, marchands de papier, bois et emballages.

Papiers

Nous sommes le troisième fabricant intégré et distributeur de papiers non couchés en Amérique du Nord. Nous exploitons six usines de pâte et papier au Canada et cinq aux États-Unis, dont la capacité de production annuelle totalise environ 2,8 millions de tonnes de papier. Ces exploitations sont complétées par des entrepôts et bureaux de vente occupant des positions stratégiques. Plus de 50 % de notre capacité de production de papier est située aux États-Unis où nous effectuons environ 85 % de nos ventes. Les papiers non couchés et couchés, nos principaux produits, sont utilisés comme papiers d'affaires, d'impression commerciale et de publication ainsi que pour des applications techniques et de spécialité. Le tableau ci-dessous illustre nos principaux produits de papier et notre capacité de production annuelle :

Catégories	Papiers d'affaires		Papiers d'impression commerciale et de publication			Papiers d'usage technique et de spécialité
Types	Papiers non couchés				Papiers couchés	Papiers non couchés et couchés
Qualités	Reprographie	Numérique haut de gamme / Technologie	Offset Transformation commerciale	Léger Opaque Édition, couverture et écriture	Léger Haut de gamme Ordinaire	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables
Applications	Photocopies Documents de bureau Présentations		Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes	Papeterie Brochures Rapports annuels Livres Catalogues	Brochures Rapports annuels Livres Magazines Catalogues	Emballages pour aliments et bonbons Blouses de chirurgien Notes autocollantes Papiers pour chèques sécurisés Papiers peints
Capacité*	Au 31 mars 2003 :		Environ 2,8 millions de tonnes			
	0,8 million de tonnes 29 %	0,2 million de tonnes 7 %	0,6 million de tonnes 22 %	0,4 million de tonnes 14 %	0,4 million de tonnes 14 %	0,4 million de tonnes 14 %

*La ventilation de la capacité de production peut varier d'une année à l'autre pour tirer profit des conditions des marchés.

Nos secteurs d'activité (suite)

Nos papiers sont vendus principalement par l'entremise d'un vaste réseau de marchands, appartenant à Domtar et indépendants, qui distribuent nos produits de papier à partir de plus de 350 établissements à l'échelle de l'Amérique du Nord. Nous vendons aussi nos produits à divers clients, notamment à des bureaux d'affaires, des fabricants de matériel de bureau, des commerçants au détail, des imprimeurs commerciaux, des éditeurs et des façonniers de papier. De plus, nous vendons la production de pâte excédant nos besoins internes. Nous achetons également de la pâte pour optimiser la production de papier et les frais de transport. Au 31 décembre 2002, notre position nette au chapitre de la pâte commerciale (les expéditions moins les achats) était d'environ 630 000 tonnes.

Notre secteur des papiers est le plus important et représentait 60 % de nos ventes nettes consolidées au premier trimestre de 2003, ou 66 % incluant les ventes de papier Domtar par l'entremise de notre propre secteur des marchands de papier.

Marchands de papier

Notre secteur des marchands de papier effectue l'achat, l'entreposage, la vente et la distribution de différents produits fabriqués par nous ainsi que par d'autres manufacturiers. Ces produits englobent les papiers d'affaires et d'impression commerciale, les fournitures d'arts graphiques et certains produits industriels. Nos marchands de papier canadiens exploitent un total de huit succursales situées dans l'est du Canada (trois par Buntin Reid en Ontario, deux par JBR/La Maison du Papier au Québec et trois par The Paper House dans les provinces de l'Atlantique), tandis que notre marchand de papier américain (RIS Paper) sert un grand bassin de clients à partir de vingt centres situés dans les régions du Nord-Est, du Midwest et du centre du littoral de l'Atlantique des États-Unis. Notre secteur des marchands de papier représentait 23 % de nos ventes nettes consolidées au premier trimestre de 2003, ou 17 % excluant les ventes de papier Domtar.

Bois

Notre secteur du bois comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières. Nous exploitons onze scieries, une usine de rabotage et une usine de seconde transformation, dont la capacité de production est de 1,2 milliard de pieds mesure de planche par année. De plus, nous détenons une participation dans trois entreprises (dont deux sont des coentreprises). Nous visons à maximiser l'utilisation des terrains forestiers dont nous sommes responsables par une gestion efficace et par l'application de pratiques certifiées d'aménagement forestier durable de manière à assurer un approvisionnement continu en bois pour nos besoins futurs. Notre secteur du bois représentait 6 % de nos ventes nettes consolidées au premier trimestre de 2003.

Emballages

Notre secteur des emballages est constitué de la participation de 50 % de Domtar dans Norampac inc. (Norampac), coentreprise entre Domtar Inc. et Cascades inc. Le conseil d'administration de Norampac compte quatre représentants de Domtar Inc. et quatre de Cascades inc. Le président du conseil est un représentant de Domtar Inc., tandis que le président et chef de la direction est un représentant de Cascades inc. Les créanciers de Norampac n'ont aucun recours contre Domtar Inc. à l'égard de sa dette. Ainsi que l'exigent les PCGR du Canada, nous comptabilisons notre participation de 50 % dans Norampac selon la méthode de la consolidation proportionnelle.

Le réseau des 25 usines d'emballages en carton ondulé de Norampac, situées stratégiquement à l'échelle du Canada et comprenant des établissements aux États-Unis et au Mexique, offre des services complets de solutions d'emballages et fabrique une vaste gamme de produits. Ces exploitations sont entièrement intégrées sur une base directe ou indirecte avec les huit usines de cartons-caisses de Norampac (situées en Ontario, au Québec, en Colombie-Britannique, dans l'État de New York et dans le nord de la France) dont la capacité de production annuelle combinée est d'environ 1,6 million de tonnes. Notre secteur des emballages représentait 11 % de nos ventes nettes consolidées au premier trimestre de 2003.

Sommaire des résultats d'exploitation

Faits saillants financiers (en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 31 mars 2003	2002
Ventes nettes	**1 296**	1 328
Bénéfice d'exploitation	**78**	32
Frais de fermeture – Papiers	**–**	45
Bénéfice d'exploitation excluant les Frais de fermeture – Papiers[1]	**78**	77
Bénéfice net (perte nette)	**27**	(11)
Bénéfice net (perte nette) par action (de base)	**0,12**	(0,05)
Bénéfice d'exploitation excluant les Frais de fermeture – Papiers par secteur :		
Papiers	**81**	63
Marchands de papier	**7**	7
Bois	**(21)**	(10)
Emballages	**11**	17
Total	**78**	77
Indice des prix de vente (%)	**93**	92

Vue d'ensemble du premier trimestre de 2003 par rapport au premier trimestre de 2002

Ventes nettes de 1,3 milliard de dollars

Les ventes nettes ont totalisé 1 296 millions de dollars au premier trimestre de 2003, en baisse de 32 millions de dollars, soit 2 %, en regard des ventes nettes de 1 328 millions de dollars conclues au premier trimestre de 2002. La diminution s'explique avant tout par la baisse des expéditions de papier, le recul des prix de vente du bois d'œuvre et l'effet négatif de l'appréciation du cours du dollar canadien. Ces facteurs ont été atténués par la hausse des prix de vente de tous nos principaux produits, à l'exception de ceux du bois d'œuvre, et par l'accroissement des expéditions dans tous nos secteurs d'activité, à l'exception de celui du papier. Dans l'ensemble, les prix nominaux de référence au premier trimestre de 2003 correspondaient à 93 % des prix moyens de cycle[2], ce qui représente une faible hausse par rapport au trimestre correspondant de 2002.

Bénéfice d'exploitation de 78 millions de dollars

Dans l'ensemble, nos programmes d'amélioration de la qualité et de la rentabilité nous ont permis de contrebalancer la hausse des coûts de l'énergie d'un montant de 20 millions de dollars, la baisse des expéditions de papier, l'effet négatif de l'appréciation du cours du dollar canadien ainsi que des perturbations de production dans le secteur du bois d'œuvre.

Le coût des produits vendus a baissé de 28 millions de dollars au premier trimestre de 2003, soit 3 % par rapport au trimestre correspondant de 2002 à la suite principalement du recul des expéditions de papier. Cette diminution a été en partie annulée par la hausse des coûts de la fibre achetée et de l'énergie.

[1] Le bénéfice d'exploitation excluant les Frais de fermeture – Papiers est une mesure non-conforme aux PCGR. Notre bénéfice d'exploitation déterminé conformément aux PCGR pour 2002 incluait les frais liés à la fermeture de certains établissements et machines du secteur du papier. En conséquence, nous estimons qu'il est utile d'informer les investisseurs sur un facteur important ayant influé négativement sur notre bénéfice d'exploitation déterminé selon les PCGR en 2002, mais non en 2003. Nous estimons également que le bénéfice d'exploitation excluant les Frais de fermeture – Papiers procure aux investisseurs une mesure du rendement utile pour comparer nos résultats d'exploitation entre les périodes sans tenir compte de ces coûts.

[2] Compte tenu d'un consensus d'analystes sur les prix normalisés au 30 novembre 2002 (voir « Analyse de sensibilité »).

Vue d'ensemble du premier trimestre de 2003 par rapport au premier trimestre de 2002 (suite)

Les frais de vente, généraux et d'administration ont baissé de 7 millions de dollars au premier trimestre de 2003, soit 9 % par rapport à la même période en 2002. Cette diminution reflète surtout un gain de cinq millions de dollars provenant de l'évaluation du prix du marché de certains contrats de change qui ne sont pas considérés comme des opérations de couverture aux fins de la comptabilité.

Les résultats du premier trimestre de 2002 incluaient une charge de 45 millions de dollars (30 millions de dollars, déduction faite des impôts, ou 0,13 $ par action ordinaire) liée à la fermeture définitive de l'usine de papier à St. Catharines, en Ontario. Cette charge incluait une somme de 14 millions de dollars liée à la réduction de la valeur de réalisation nette estimative de terrains, bâtiments et matériel ainsi qu'une somme de 31 millions de dollars pour autres engagements et éventualités. Ces frais de fermeture sont désignés sous les termes « Frais de fermeture – Papiers ».

En raison des facteurs précités, le bénéfice d'exploitation au premier trimestre de 2003 s'est chiffré à 78 millions de dollars, comparativement à 32 millions de dollars (ou 77 millions de dollars avant Frais de fermeture – Papiers) lors de la période correspondante de 2002.

Bénéfice net de 27 millions de dollars

Le bénéfice net s'est chiffré à 27 millions de dollars (0,12 $ par action ordinaire) au premier trimestre de 2003, par opposition à la perte nette de 11 millions de dollars (0,05 $ par action ordinaire) enregistrée à la même période en 2002. L'amélioration du bénéfice net par rapport à l'année dernière est attribuable principalement aux facteurs précités de même qu'à la diminution de la charge de financement et à la réduction du taux d'imposition effectif.

Papiers

	Trois mois terminés le 31 mars	
Information choisie (en millions de dollars canadiens, sauf indication contraire)	**2003**	2002
Ventes nettes	**772**	790
Bénéfice d'exploitation	**81**	18
Frais de fermeture – Papiers	**–**	45
Bénéfice d'exploitation excluant les Frais de fermeture – Papiers	**81**	63
Expéditions :		
Papier (milliers de TC)	**627**	656
Pâte (milliers de TCSA)	**207**	180
Éventail de produits expédiés (%) :		
Papiers pour reprographie et offset	**53**	55
Papiers non couchés d'impression commerciale et de publication et papiers numériques haut de gamme	**23**	19
Papiers couchés d'impression commerciale et de publication	**12**	12
Papiers d'usage technique et de spécialité	**12**	14
Total	**100**	100
Prix nominaux de référence[1] :		
Papiers pour reprographie, feuilles 20 lb ($ US/tonne)	**793**	760
Papiers offset, rouleaux 50 lb ($ US/tonne)	**673**	675
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	**805**	820
Pâte KBRN ($ US/TMSA)	**507**	480
Pâte KBFN ($ US/TMSA)	**485**	425
Indice des prix de vente – Papiers (%)	**92**	91

[1] Source : *Pulp & Paper Week*.

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur des papiers se sont chiffrées à 772 millions de dollars au premier trimestre de 2003, en baisse de 18 millions de dollars, soit 2 %. Cette baisse est imputable avant tout à l'effet défavorable de l'appréciation du cours du dollar canadien et à la diminution des volumes de ventes de papier, facteurs atténués par le relèvement des prix de vente réalisés sur les papiers et les pâtes.

Le bénéfice d'exploitation du secteur des papiers s'est établi à 81 millions de dollars au premier trimestre de 2003, contre 18 millions de dollars (ou 63 millions de dollars, abstraction faite des Frais de fermeture – Papiers) au premier trimestre de 2002. Cette augmentation du bénéfice d'exploitation de 18 millions de dollars, ou 29 %, abstraction faite des Frais de fermeture – Papiers, s'explique surtout par les gains découlant de nos programmes d'amélioration de la qualité et de la productivité ainsi que par le relèvement des prix de vente, en particulier ceux des pâtes et de certains papiers. Ces facteurs positifs ont été atténués par le recul des expéditions de papier attribuable à la faible demande, par la hausse des coûts de l'énergie et par l'effet défavorable de l'appréciation du cours du dollar canadien.

Conjoncture des prix

La hausse de nos prix de vente moyens réalisés au premier trimestre de 2003, comparativement au premier trimestre de 2002, dans notre secteur des papiers a été supérieure à celle des prix nominaux de référence.

Les prix de vente moyens réalisés au premier trimestre de 2003 dans le cas du papier pour reprographie 20 lb (papiers d'affaires) et des rouleaux de papier offset 50 lb (papiers d'impression commerciale et de publication non couchés) ont augmenté en moyenne de 22 $ US la tonne comparativement à la période correspondante de 2002.

La moyenne pondérée des prix de vente réalisés pour nos papiers couchés d'impression commerciale et de publication a augmenté de 65 $ US la tonne au premier trimestre de 2003 par rapport à la même période en 2002, en raison surtout de l'amélioration de la gamme de produits.

Les prix de la pâte de feuillus et de résineux ont été majorés de 20 $ US la tonne métrique le 1er février 2003 et ensuite de 40 $ US la tonne métrique le 1er mars 2003. Nos prix de vente moyens réalisés pour la pâte kraft blanchie de résineux du Nord (KBRN) et pour la pâte kraft blanchie de feuillus du Nord (KBFN) ont augmenté en moyenne de 49 $ US la tonne métrique au premier trimestre de 2003 par rapport au même trimestre une année plus tôt. Nous avons annoncé une autre majoration de prix de 40 $ US la tonne métrique applicable à la pâte de résineux et à la pâte de feuillus avec prise d'effet le 1er avril 2003.

Papiers (suite)

Exploitation

Au premier trimestre de 2003, nous avons effectué des arrêts de production liés aux conditions du marché de sorte que nous avons réduit de 18 600 tonnes la production de papier. Cette réduction, alliée à l'incidence des fermetures en 2002 de deux machines à papier à St. Catharines, en Ontario, et d'une à Nekoosa, au Wisconsin, qui a réduit définitivement la production annuelle de 80 000 tonnes de papier, reflète notre engagement d'ajuster la production en fonction des besoins de nos clients. Au premier trimestre de 2002, nous avions effectué des arrêts de production liés aux conditions du marché qui avaient réduit de 38 000 tonnes la production de papier.

Du 20 décembre 2002 au 19 janvier 2003, nous avons suspendu la production de pâte à l'usine de Lebel-sur-Quévillon, au Québec, en raison du relâchement de la demande. Au total, la production de pâte a été réduite de 21 600 tonnes au premier trimestre de 2003, comparativement à 18 000 tonnes au premier trimestre de 2002.

Au cours du premier trimestre de 2003, nous avons continué de nous concentrer sur la réduction de nos coûts et sur la réalisation de tous les avantages découlant des synergies liées à notre acquisition de quatre usines intégrées de pâtes et papiers en 2001.

Marchands de papier

Information choisie (en millions de dollars canadiens)	Trois mois terminés le 31 mars	
	2003	2002
Ventes nettes	**300**	299
Bénéfice d'exploitation	7	7

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur des marchands de papier se sont chiffrées à 300 millions de dollars au premier trimestre de 2003, soit 1 million de dollars de plus qu'à la même période en 2002. Cette augmentation s'explique par l'accroissement des volumes des expéditions directes, facteur atténué par la fluctuation des taux de change lors de la conversion des ventes libellées en dollars US par nos marchands de papiers aux États-Unis. Les expéditions des entrepôts ont fléchi légèrement par comparaison au trimestre correspondant de l'année précédente. Les niveaux des prix n'ont pas varié de façon appréciable par rapport au premier trimestre de 2002, mais se sont détériorés comparativement au quatrième trimestre de 2002, le ralentissement de l'activité au sein de l'industrie de l'impression commerciale en Amérique du Nord ayant exercé une pression additionnelle sur les prix au niveau des marchands.

Le bénéfice d'exploitation de 7 millions de dollars reflète une marge d'exploitation de 2,3 % au premier trimestre de 2003, soit un taux inchangé par rapport au trimestre correspondant de 2002. En dépit de la faiblesse des marchés du papier, les volumes sont demeurés constants comparativement au premier trimestre de 2002. D'autres réductions de coûts enregistrées pendant le premier trimestre de 2003 ont compensé les hausses de coûts du carburant.

Bois

Information choisie (en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 31 mars	
	2003	2002
Ventes nettes	**80**	104
Perte d'exploitation	**(21)**	(10)
Expéditions (millions de pieds mesure de planche)	**227**	224
Éventail de produits expédiés (%) :		
Longueurs assorties	**42**	46
Colombage	**36**	33
Valeur ajoutée	**17**	15
Industriel	**5**	6
Total	**100**	100
Prix nominaux de référence[1] :		
Bois d'œuvre 2x4 *longueurs assorties n° 1 et n° 2* ($ US/Mpmp)	**305**	356
Bois d'œuvre 2x4x8 colombages ($ US/Mpmp)	**312**	356
Indice des prix de vente – Bois (%)	**85**	97

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur du bois se sont établies à 80 millions de dollars au premier trimestre de 2003, en baisse de 24 millions de dollars, soit 23 %. La diminution des ventes nettes s'explique surtout par le recul des prix de vente.

La perte d'exploitation s'est chiffrée à 21 millions de dollars au premier trimestre de 2003, contre 10 millions de dollars au même trimestre en 2002. La détérioration de 11 millions de dollars est due principalement au recul des prix de vente. En outre, les mesures de réduction de coûts ont été annulées par l'incidence des arrêts de production liés aux conditions du marché et le mauvais temps au début de l'année qui a nui à la production. Des dépôts en espèces de 8 millions de dollars ont été versés relativement à nos exportations de bois d'œuvre résineux aux États-Unis au cours du premier trimestre de 2003, comparativement à une provision de 9 millions de dollars comptabilisée pour couvrir les droits antidumping au cours de la période correspondante de 2002. Depuis mai 2002, des dépôts en espèces de 39 millions de dollars ont été faits et passés en charges par Domtar en raison des droits compensatoires et antidumping.

Conjoncture des prix

Bien que les mises en chantier d'habitations aux États-Unis et au Canada soient demeurées élevées au cours du trimestre, l'offre excédentaire et les importations étrangères aux États-Unis ont continué d'exercer des pressions sur les prix du marché du bois d'œuvre nord-américain. La variation de nos prix de vente moyens réalisés au premier trimestre de 2003 a été compatible avec celle des prix nominaux de référence. Au premier trimestre de 2003, les prix nominaux de référence moyens des colombages 2x4 livrés aux Grands Lacs ont baissé de 44 $ US le millier de pieds mesure de planche, et les prix nominaux de référence moyens des longueurs assorties ont baissé de 51 $ US le millier de pieds mesure de planche, comparativement au même trimestre en 2002.

[1] Source : *Random Lengths.*

Bois (suite)

Exploitation

En juin 2002, nous avons pris la décision de suspendre la production des scieries à Sainte-Aurélie et à Sainte-Marie pour une période indéterminée en raison du conflit canado-américain sur le bois d'œuvre résineux. La scierie à Sainte-Marie a repris partiellement ses activités le 27 février 2003. En juillet 2002, nous avons cessé l'exploitation de la scierie à Grand-Remous à la suite d'un conflit entre la *Barriere Lake First Nation* et les gouvernements du Québec et du Canada. Malgré le règlement de ce conflit, la scierie est demeurée fermée en raison des conditions des marchés. Le 22 avril 2003, la scierie de Grand-Remous a repris ses activités afin de traiter le bois d'œuvre en stock.

Les fermetures habituelles de deux semaines pour la période des Fêtes aux scieries de Lebel-sur-Quévillon, de Matagami et de Malartic ont été prolongées de deux autres semaines dans le but d'éviter l'accumulation des stocks dans un contexte de baisse des prix. Les activités de ces scieries ont repris le 20 janvier 2003. Les scieries de l'Ontario ont aussi effectué des arrêts de production liés aux conditions du marché en janvier. Par conséquent, la production a baissé d'environ 24 millions de pieds mesure de planche de bois d'œuvre.

En mars 2003, nous avons vendu l'exploitation de bois d'œuvre de feuillus à Sault Ste-Marie et en avril 2003, nous avons vendu l'établissement de seconde transformation de Daveluyville, à la suite d'une décision prise en novembre 2002 de fermer ces établissements en raison d'une conjoncture difficile.

Dans le secteur du bois, nous poursuivons la réalisation de programmes de modernisation des scieries visant à accroître la rentabilité. Les scieries de Malartic, Val-d'Or, Matagami, Chapleau et Elk Lake ont affiché des gains de productivité. Nous continuerons à examiner les occasions d'améliorer davantage la rentabilité du secteur du bois au moyen de réductions de coût additionnelles et d'options stratégiques.

Emballages

Information choisie (en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 31 mars	
	2003	2002
Ventes nettes	**144**	135
Bénéfice d'exploitation	**11**	17
Expéditions[1] :		
Cartons-caisses (milliers de TC)	**83**	79
Cartonnages ondulés (millions de pieds carrés)	**1 550**	1 463
Prix nominaux de référence[2] :		
Papier couverture 42 lb ($ US/tonne)	**428**	417
Indice des prix de vente – Emballages (%)	**104**	101

[1] Soit 50 % des expéditions aux clients externes de Norampac.
[2] Source : *Pulp & Paper Week*.

Ventes et bénéfice d'exploitation

Notre quote-part de 50 % des ventes nettes de Norampac s'est établie à144 millions de dollars au premier trimestre de 2003, en hausse de 9 millions de dollars, soit 7 %. La hausse est avant tout attribuable à l'augmentation des volumes de cartons-caisses et de cartonnages ondulés.

Par ailleurs, notre quote-part de 50 % du bénéfice d'exploitation de Norampac s'est chiffrée à 11 millions de dollars, soit 6 millions de dollars, ou 35 % de moins que le bénéfice d'exploitation de 17 millions de dollars enregistré au premier trimestre de 2002. La baisse s'explique principalement par la forte augmentation des coûts de la fibre achetée et de l'énergie, en partie annulée par la hausse des volumes de cartons-caisses et de cartonnages ondulés.

Conjoncture des prix

La hausse des prix de vente moyens réalisés au premier trimestre de 2003 comparativement au premier trimestre de 2002 a été plus forte que l'augmentation des prix nominaux de référence. En fait, les prix de vente moyens du papier couverture kraft ont augmenté de 22 $ US la tonne au premier trimestre de 2003 par rapport au même trimestre en 2002, tandis que les prix nominaux de référence ont augmenté de 11 $ US la. tonne pendant la même période. Les prix des boîtes en carton ondulé ont baissé de 2 % au premier trimestre de 2003 en regard de la période correspondante en 2002.

Exploitation

Au premier trimestre de 2003, Norampac a procédé à des arrêts de production liés aux conditions du marché dans ses usines de cartons-caisses pour un total de 28 000 tonnes par rapport à 32 000 tonnes lors de la période comparable en 2002. Ces arrêts reflètent l'engagement de Norampac d'ajuster sa production aux besoins de la clientèle.

Charge de financement et impôts sur les bénéfices

Charge de financement

Au premier trimestre de 2003, la charge de financement s'est chiffrée à 41 millions de dollars, soit 11 millions de dollars de moins qu'à la période correspondante de 2002. Cette baisse reflète l'effet combiné du fléchissement des taux d'intérêt et des taux de change de même que la diminution du niveau d'endettement.

Impôts sur les bénéfices

Nos impôts sur les bénéfices se sont chiffrés à 11 millions de dollars au premier trimestre de 2003, reflétant un taux d'imposition effectif de 28,9 %, par opposition au recouvrement d'impôts sur les bénéfices de 8 millions de dollars, soit un taux d'imposition effectif de 42,1 % lors de la période correspondante en 2002. Abstraction faite de l'incidence des Frais de fermeture – Papiers au premier trimestre de 2002, les impôts sur les bénéfices 2002 se sont établis à 7 millions de dollars, reflétant un taux d'imposition effectif de 26,9 %.

Bilan

Notre actif total consolidé s'est établi à 6 654 millions de dollars au 31 mars 2003, comparativement à 6 847 millions de dollars au 31 décembre 2002. Les débiteurs se sont chiffrés à 339 millions de dollars au 31 mars 2003, en hausse de 35 millions de dollars par rapport à 304 millions de dollars au 31 décembre 2002. L'accroissement reflète les incidences saisonnières pendant la dernière partie du quatrième trimestre de 2002, atténuées par l'effet de l'appréciation du cours du dollar canadien sur la participation retenue libellée en dollars US des débiteurs et sur les débiteurs libellés en dollars US. Au 31 mars 2003, les stocks totalisaient 755 millions de dollars, en hausse de 19 millions de dollars, comparativement à 736 millions de dollars au 31 décembre 2002. La nature cyclique de nos exploitations forestières et l'accroissement des stocks de papier ont été atténués par l'effet de l'appréciation du dollar canadien sur nos stocks libellés en dollars américain. Les terrains, bâtiments et matériel ont totalisé 5 132 millions de dollars au 31 mars 2003, par rapport à 5 387 millions de dollars au 31 décembre 2002. La baisse de 255 millions de dollars s'explique surtout par l'effet de l'appréciation du cours du dollar canadien et par des dépenses en immobilisations moindres que la charge d'amortissement enregistrée.

Bilan (suite)

Les fournisseurs et autres créditeurs se sont chiffrés à 667 millions de dollars au 31 mars 2003, par rapport à 749 millions de dollars au 31 décembre 2002, en baisse de 82 millions de dollars. Cette diminution s'explique surtout par l'allègement des charges déterminées par abonnement au chapitre du régime de partage des profits des employés, par l'incidence du moment où les achats et les paiements ont été faits ainsi que par l'effet de l'appréciation du cours du dollar canadien sur nos fournisseurs et autres créditeurs libellés en dollars US. La dette à long terme au 31 mars 2003 (incluant la tranche de la dette échéant à moins d'un an) a été ramenée à 2 427 millions de dollars, comparativement à 2 514 millions de dollars au 31 décembre 2002. Cette baisse reflète principalement la valeur moindre en dollars canadiens de notre dette libellée en dollars US en raison de l'effet de l'appréciation du cours du dollar canadien, en partie annulée par l'augmentation des emprunts en vertu de notre facilité de crédit renouvelable.

Liquidités et ressources financières

Information choisie (en millions de dollars canadiens)	Trois mois terminés le 31 mars **2003**	2002
Flux de trésorerie provenant des activités d'exploitation avant les variations des éléments du fonds de roulement et autres éléments	**133**	118
Variations des éléments du fonds de roulement et autres éléments	**(157)**	(117)
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	**(24)**	1
Acquisitions nettes de terrains, bâtiments et matériel	**(41)**	(38)
Flux de trésorerie disponibles[1]	**(65)**	(37)
Ratio de la dette nette aux capitaux totaux (en %)	**49**	55

Nos principaux besoins en liquidités ont trait au fonds de roulement, aux dépenses en immobilisations ainsi qu'aux paiements du capital et des intérêts sur la dette. Nous prévoyons nous procurer les liquidités dont nous avons besoin surtout au moyen des fonds autogénérés liés à nos exploitations et, dans la mesure nécessaire, au moyen d'emprunts en vertu de notre facilité de crédit renouvelable. Nous avons aussi la capacité de financer nos besoins en liquidités par l'émission de titres de dette ou d'actions.

Activités d'exploitation

Nos flux de trésorerie affectés aux activités d'exploitation au premier trimestre de 2003 se sont établis à 24 millions de dollars, par opposition aux flux de trésorerie provenant des activités d'exploitation de 1 million de dollars lors de la même période de l'année précédente. Le premier trimestre de l'année se ressent généralement des besoins élevés saisonniers en fonds de roulement. Au 31 mars 2003, l'incidence hors bilan du programme de titrisation des débiteurs représentait 250 millions de dollars, comparativement à 263 millions de dollars au 31 décembre 2002. Nous prévoyons poursuivre la vente de débiteurs sur une base continue en raison des taux d'escompte intéressants. Si nous décidions de mettre fin à ces programmes, nos besoins aux chapitres du fonds de roulement et de la dette bancaire augmenteraient. La vente de débiteurs est conditionnelle au fait que Domtar maintienne des cotes de crédit spécifiées.

Activités d'investissement

Nos flux de trésorerie affectés aux activités d'investissement au premier trimestre de 2003 se sont chiffrés à 41 millions de dollars, contre 64 millions de dollars à la même période en 2002. Nos activités d'investissement au premier trimestre de 2002 incluaient une somme de 26 millions de dollars liée à notre part des acquisitions faites par Norampac.

[1] Les flux monétaires disponibles sont une mesure non-conforme aux PCGR, que nous définissons comme la somme qui correspond à l'excédent des flux monétaires provenant des activités d'exploitation au sens des PCGR sur les acquisitions nettes de terrains, bâtiments et matériel au sens des PCGR. Notre définition peut être différente de celle des flux monétaires disponibles déclarés par d'autres entreprises. Nous estimons que les flux monétaires disponibles sont un indicateur fréquemment utilisé par les investisseurs pour évaluer la capacité d'une entreprise de s'acquitter du service de sa dette.

La valeur nette de nos acquisitions de terrains, bâtiments et matériel pour le trimestre terminé le 31 mars 2003 s'est établie à 41 millions de dollars, valeur essentiellement inchangée par rapport à la même période en 2002. Nous avons l'intention de limiter les dépenses en immobilisations annuelles au cours d'un cycle économique à 75 % de l'amortissement, soit à environ 290 millions de dollars pour 2003, dont environ 140 millions de dollars pour les dépenses en immobilisations affectées au maintien à long terme de nos équipements.

Nos flux de trésorerie disponibles (flux de trésorerie provenant des activités d'exploitation, moins les acquisitions nettes de terrains, bâtiments et matériel) ont totalisé un montant négatif de 65 millions de dollars au premier trimestre de 2003, comparativement au montant négatif de 37 millions de dollars comptabilisé à la période correspondante de 2002. Étant donné que le niveau des dépenses en immobilisations est relativement stable, la baisse d'une période à l'autre des flux de trésorerie disponibles est attribuable surtout à la variation des flux monétaires liés aux activités d'exploitation.

Activités de financement

Les flux de trésorerie provenant des activités de financement au premier trimestre de 2003 se sont chiffrés à 80 millions de dollars, comparativement à 92 millions de dollars à la période correspondante de 2002. La diminution des flux de trésorerie provenant des activités de financement est attribuable aux remboursements du prêt bancaire à terme au premier trimestre de 2003. Aucun remboursement n'avait été fait au cours de la période correspondante de 2002.

Notre ratio de la dette nette aux capitaux totaux au 31 mars 2003 était de 48,8 %, soit une légère baisse par rapport à 49,4 % enregistré au 31 décembre 2002. L'endettement net, y compris notre quote-part de 50 % dans l'endettement net de Norampac, soit 194 millions de dollars, s'élevait à 2 406 millions de dollars au 31 mars 2003. Par comparaison, à la fin de 2002, l'endettement net était de 2 496 millions de dollars, lequel incluait notre quote-part de 50 % dans l'endettement net de Norampac, soit 191 millions de dollars. Une augmentation nette des emprunts de 69 millions de dollars reliés aux dépenses en immobilisations et au fonds de roulement a été atténuée par un effet positif de 159 millions de dollars provenant de l'impact favorable de la hausse du dollar canadien sur notre dette libellée en dollars US. Nous avons l'intention de réduire davantage le ratio de la dette nette aux capitaux totaux de manière à le ramener à 45 % d'ici le 31 décembre 2003, abstraction faite de l'incidence de toute mesure connexe à la croissance.

Au 31 mars 2003, la tranche restante du prêt bancaire à terme de 1 milliard de dollars US, conclu initialement dans le but de financer notre acquisition en 2001, se chiffrait à 470 millions de dollars US (691 millions de dollars), soit une diminution de 10 millions de dollars US (15 millions de dollars) depuis le 31 décembre 2002. Le prêt à terme porte intérêt au taux LIBOR en dollars US ou au taux préférentiel aux États-Unis, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Au 31 mars 2003, une tranche de 56 millions de dollars US (82 millions de dollars) de notre facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée, et les lettres de crédit émises totalisaient 7 millions de dollars US (11 millions de dollars), de sorte que les disponibilités en vertu de cette facilité étaient de 437 millions de dollars US (642 millions de dollars). Au 31 décembre 2002, une somme de 5 millions de dollars US (8 millions de dollars) avait été prélevée sous forme de découvert, et les lettres de crédit émises totalisaient 6 millions de dollars US (9 millions de dollars). Nos emprunts, en vertu de la facilité de crédit renouvelable existante, portent intérêt à un taux fondé sur les acceptations bancaires en dollars canadiens ou sur le taux LIBOR en dollars US ou sur le taux préférentiel, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar. Cette facilité de crédit exige des frais d'engagement en vertu des pratiques bancaires courantes.

Nos conventions d'emprunt comportent des clauses restrictives. En particulier, notre facilité de crédit renouvelable non garantie comporte des clauses qui exigent que nous nous conformions à certains ratios financiers sur une base trimestrielle. Aussi, les conventions de fiducie relatives aux débentures 10 % et 10,85 % limitent le montant de dividendes que nous pouvons verser, le montant d'actions que nous pouvons racheter aux fins d'annulation et le montant des nouveaux emprunts que nous pouvons contracter.

Liquidités et ressources financières (suite)

Au premier trimestre de 2003, nous avons émis des actions ordinaires pour une valeur de 4 millions de dollars (7 millions de dollars au premier trimestre de 2002) dans le cadre de nos régimes d'options et d'achat d'actions. Nous n'avons racheté aucune de nos actions ordinaires aux fins d'annulation au cours des deux trimestres terminés les 31 mars 2003 et 2002.

Au 30 avril 2003, nous avions 228 227 352 actions ordinaires, 69 576 actions privilégiées de série A et 1 680 000 actions privilégiées de série B, qui étaient émises et en circulation.

Le 1er mai 2003, on a annoncé une augmentation de notre dividende annuel sur les actions ordinaires. Celui-ci passera de 14 cents par action (ou 3,5 cents par trimestre) à 24 cents par action (ou 6 cents par trimestre), soit une hausse de 70 %. Sans compromettre notre ferme volonté de poursuivre notre croissance rentable et de maintenir la solidité de notre bilan, cette augmentation marque une première étape dans la réalisation de notre objectif d'offrir à nos actionnaires un dividende d'environ 20 % des bénéfices nets normalisés sur la durée d'un cycle d'affaires. Le premier paiement du nouveau dividende trimestriel de 6 cents par action ordinaire sera versé le 1er juillet 2003 aux actionnaires inscrits le 2 juin 2003 pour le trimestre terminé le 30 juin 2003.

Changement de convention comptable

Financement destiné à l'achat d'actions

Le 1er janvier 2003, nous avons adopté de manière prospective les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) concernant les prêts destinés à l'achat d'actions (les prêts). Conséquemment, ces prêts, totalisant 14 millions de dollars, ont été reclassés des Autres éléments d'actifs aux Actions ordinaires et le revenu d'intérêt a été porté en réduction des dividendes. Les actions ordinaires, acquises avec ces prêts, sont détenues en fiducie à titre de garantie des prêts. Les prêts portent intérêt au taux du dividende et sont assortis de modalités de remboursement n'excédant pas 10 ans. Au 31 mars 2003, 1 115 481 actions ordinaires (2002 – 1 000 333 actions ordinaires), d'une valeur de 14,55 $ chacune (2002 – 15,70 $), étaient détenues en fiducie en rapport avec ces prêts consentis aux employés. De plus, ces actions ordinaires ne sont pas considérées comme étant en circulation aux fins du calcul du bénéfice de base par action. L'adoption de ces recommandations n'a aucun impact significatif sur le bénéfice de base par action pour le premier trimestre de 2003.

Risques et incertitudes

Prix des produits

Notre rendement financier est sensible aux prix de vente de nos produits. Les marchés de la plupart des produits de papier, de pâte, de bois d'œuvre et d'emballage sont cycliques et sont influencés par plusieurs facteurs indépendants de notre volonté. Ces facteurs incluent les périodes d'offre excédentaire de produits résultant de l'ajout de nouvelles installations de production dans l'industrie, les périodes où la demande diminue en raison de la faiblesse de l'activité économique générale en Amérique du Nord ou sur les marchés internationaux, le déstockage chez les clients et les fluctuations des taux de change. En période de prix peu élevés, nous avons connu, et nous pourrions connaître encore, des périodes de baisse des revenus et d'amenuisement des marges entraînant de fortes diminutions de la rentabilité et quelquefois des pertes nettes. (Voir l'« Analyse de sensibilité ».)

Risques d'exploitation

Nos activités commerciales sont soumises à des risques d'exploitation, notamment la concurrence, le rendement de fournisseurs et de distributeurs importants, le renouvellement de conventions collectives, les risques liés à la réglementation, l'intégration réussie de nouvelles acquisitions, le maintien en poste de personnel clé et la fiabilité des systèmes informatiques. De plus, les frais d'exploitation de nos activités commerciales pourraient être influencés par des augmentations ou des réductions des prix de l'énergie et d'autres matières premières à la suite de l'évolution de la conjoncture économique ou politique ou en raison de questions particulières liées à l'offre et à la demande.

Taux de change

Les fluctuations du taux de change entre le dollar canadien et le dollar américain influent sur les revenus que nous tirons d'un grand nombre de nos produits. Le prix d'un grand nombre de nos produits, y compris ceux que nous vendons au Canada, est surtout tributaire du prix des produits semblables sur le marché américain. Les ventes libellées en dollars US générées annuellement par nos exploitations canadiennes s'élèvent à environ 1 milliard de dollars US. En conséquence, toute dépréciation du dollar américain par rapport au dollar canadien réduit les revenus en dollars canadiens que nous réalisons sur nos ventes. Les fluctuations du taux de change sont indépendantes de notre volonté, et il se peut que, dans l'avenir, le dollar américain se déprécie par rapport au dollar canadien, ce qui diminuerait les revenus et les marges. Dans le but de réduire l'effet potentiellement défavorable d'une dépréciation du dollar américain, nous pourrions couvrir la valeur d'une partie de nos rentrées futures nettes prévues en dollars US pour une période pouvant aller jusqu'à trois ans. Les activités de couverture de la Société au 31 mars 2003 incluaient des contrats de change à terme totalisant 70 millions de dollars US en vertu desquels la Société s'est engagée à vendre des dollars US à un taux de change moyen de 1,50. La Société a également des options sur devises achetées totalisant 103 millions de dollars US qui lui donnent l'option de vendre des dollars US à 1,43 en 2003. En outre, la Société a des options sur devises vendues totalisant 201 millions de dollars US, qui la limitent au niveau des avantages qu'elle peut tirer d'une hausse du dollar US supérieure à un taux moyen de 1,53.

Réglementation en matière d'environnement

Nous sommes sujets à la réglementation américaine et canadienne relative à l'environnement portant, entre autres, sur les effluents et les émissions atmosphériques, la coupe du bois, la gestion des déchets et la qualité des nappes d'eau souterraines. Cette réglementation nous contraint à obtenir des permis et des autorisations des autorités gouvernementales compétentes et à nous conformer aux conditions de ces permis et autorisations. Les organismes de réglementation exercent un très grand pouvoir discrétionnaire quant à l'octroi des permis et quant au moment de leur délivrance. De plus, nous pourrions être tenus d'engager d'autres dépenses importantes à la suite de modifications apportées aux lois et aux règlements en matière d'environnement.

L'inobservation des lois, règlements ou conditions des permis applicables en matière d'environnement pourrait entraîner l'imposition d'amendes ou de pénalités ou encore des mesures d'application de la loi par les organismes de réglementation, notamment des ordonnances réglementaires ou judiciaires interdisant ou réduisant certaines activités ou exigeant des mesures correctives, l'installation d'équipement de contrôle environnemental ou des mesures de restauration, ce qui pourrait, dans l'un ou l'autre cas, occasionner des dépenses importantes et porter atteinte à nos résultats financiers et à notre situation financière.

Droits en matière d'exportation de bois d'œuvre

Nos ventes de bois représentaient environ 8 % de nos ventes nettes consolidées en 2002, et nous avons exporté environ 57 % de nos produits de bois d'œuvre résineux aux États-Unis.

Le département américain du commerce a annoncé qu'il avait imposé des droits compensatoires et des droits antidumping totaux définitifs d'un taux moyen de 27,22 % à l'industrie canadienne du bois d'œuvre résineux. Depuis le 22 mai 2002, conformément à la décision finale de la *International Trade Commission* des États-Unis, nous avons effectué les dépôts en espèces imposés sur nos exportations de bois d'œuvre résineux aux États-Unis. Le gouvernement du Canada conteste ces droits devant l'Organisation mondiale du commerce et en vertu de l'Accord de libre-échange nord-américain.

Nous enregistrons actuellement et pourrions continuer d'enregistrer une baisse des revenus et des marges dans notre secteur du bois par suite de l'imposition de droits compensatoires et antidumping ou par suite de la conclusion d'une nouvelle entente entre les États-Unis et le Canada.

Risques et incertitudes (suite)

Poursuites

Dans le cours normal de nos activités, nous faisons l'objet de diverses poursuites. Bien qu'il soit impossible de prédire avec certitude l'issue des poursuites non réglées ou en suspens au 31 mars 2003, nous sommes d'avis que leur règlement n'aura pas d'effet négatif important sur notre situation financière, nos résultats ou nos flux de trésorerie.

En avril 2003, le Bureau de la concurrence canadien a amorcé une enquête portant sur les principaux distributeurs canadiens de papiers autocopiants et d'autres produits de papiers fins, notamment sur Domtar. Puisque l'enquête débute à peine, nous n'avons aucune information qui nous permettrait d'en prédire l'issue ni l'effet, le cas échéant, qu'elle pourrait avoir sur nous.

Analyse de sensibilité

Notre bénéfice d'exploitation, notre bénéfice net et notre bénéfice par action pourraient subir l'effet des variations suivantes :

(en millions de dollars canadiens, à l'exception du bénéfice par action)	Incidence annuelle sur le[1]		
	Bénéfice d'exploitation	Bénéfice net	Bénéfice par action
Variation de 10 $ US par unité du prix de vente des produits suivants :[2]			
Papiers			
Papiers pour reprographie et offset	21	14	0,06
Papiers non couchés d'impression commerciale et de publication et papiers numériques haut de gamme	9	6	0,03
Papiers couchés d'impression commerciale et de publication	5	3	0,01
Papiers d'usage technique et de spécialité	6	4	0,02
Pâte – position nette	8	5	0,02
Bois			
Bois d'œuvre	14	9	0,04
Emballages			
Cartons-caisses	5	3	0,01
Devises			
Variation de 0,01 $ CA en valeur relative par rapport au dollar US avant couverture	10	7	0,03
Taux d'intérêt			
Variation de 1 % du taux d'intérêt sur notre dette à taux variable	s.o.	5	0,02
Énergie[3]			
Gaz naturel : Variation de 0,25 $ US par MMBtu avant couverture	6	4	0,02
Pétrole brut : Variation de 1 $ US par baril avant couverture	2	1	0,01

[1] Compte tenu du taux de change de 1,515 et d'un taux marginal d'imposition de 35 %.
[2] Compte tenu des capacités de production budgétisées pour 2003 (en tonnes, tonnes métriques ou Mpmp).
[3] Compte tenu des niveaux de consommation budgétisés en 2003. La ventilation de consommation entre les sources d'énergie peut varier pendant l'année pour tirer profit des conditions de marchés.

Prix nominaux de référence[1]	1995	1996	1997	1998	1999	2000	2001	2002	T1 2002	**T1 2003**	Tendance[2]
Papiers											
Papiers pour reprographie, feuilles 20 lb ($ US/tonne)	1 123	848	769	780	778	877	815	776	760	**793**	831
Papiers offset, rouleaux 50 lb ($ US/tonne)	983	736	756	666	659	757	719	692	675	**673**	751
Papiers couchés d'impression, no 3, rouleaux 60 lb ($ US/tonne)	1 200	943	941	909	851	948	853	767	820	**805**	984
Pâte KBRN ($ US/TMSA)	874	586	588	544	541	685	558	491	480	**507**	595
Bois											
Bois d'œuvre 2x4x8 ($ US/Mpmp)	335	403	383	376	390	316	345	334	356	**312**	360
Emballages											
Papier couverture 42 lb ($ US/tonne)	511	371	336	373	400	468	445	427	417	**428**	414
Indice des prix de vente	120 %	100 %	99 %	94 %	93 %	102 %					
Indice des prix de vente après l'Acquisition							97 %	93 %	92 %	**93 %**	100 %

[1] Source : *Pulp & Paper Week* et *Random Lengths*.
Le terme « tonne » a trait à une tonne courte, unité de mesure impériale qui équivaut à 0,9072 tonne métrique.
[2] Source : Consensus des analystes des prix normalisés au 30 novembre 2002.

Perspectives

La conjoncture actuelle comporte des variables sur lesquelles nous n'avons aucune influence, comme le ralentissement de l'économie, la hausse des coûts de l'énergie et la fluctuation des taux de change. Cependant, nous demeurons persuadés que notre discipline financière et notre façon de faire nous aideront à limiter ces risques.

Nous estimons qu'à terme nos programmes d'amélioration de la qualité et de la rentabilité ainsi que notre approche client devraient nous permettre de réaliser notre objectif d'offrir à nos actionnaires des rendements supérieurs même dans des conditions de marché difficiles et de tirer pleinement avantage de tout redressement de l'économie.

Enfin, nous demeurons confiants dans les perspectives à long terme du marché des papiers non couchés.

Résultats consolidés

Trois mois terminés le 31 mars *(en millions de dollars canadiens, sauf indication contraire)*	2003	**2003** (non vérifiés)	2002
	$ US (Note 3)	**$**	$
Ventes nettes	882	**1 296**	1 328
Charges d'exploitation			
Coût des produits vendus	712	**1 046**	1 074
Frais de vente, généraux et d'administration	50	**74**	81
Amortissement	67	**98**	96
Frais de fermeture (Note 5)	–	**–**	45
	829	**1 218**	1 296
Bénéfice d'exploitation	53	**78**	32
Charge de financement	28	**41**	52
Amortissement du gain reporté	(1)	**(1)**	(1)
Bénéfice (perte) avant impôts sur les bénéfices	26	**38**	(19)
Impôts sur les bénéfices (recouvrement)	8	**11**	(8)
Bénéfice (perte) net(te)	18	**27**	(11)
Par action ordinaire (Note 4)			
Bénéfice (perte) net(te)			
De base	0,08	**0,12**	(0,05)
Dilué(e)	0,08	**0,12**	(0,05)
Nombre moyen pondéré d'actions ordinaires en circulation (millions)			
De base	226,9	**226,9**	226,5
Dilué	228,9	**228,9**	227,6

Les notes afférentes font partie intégrante des états financiers consolidés.

Bénéfices non répartis consolidés

Trois mois terminés le 31 mars (en millions de dollars canadiens, sauf indication contraire)	2003	**2003** (non vérifiés)	2002
	$ US (Note 3)	**$**	$
Bénéfices non répartis à l'ouverture de la période	513	**753**	645
Bénéfice (perte) net(te)	18	**27**	(11)
Dividendes sur les actions ordinaires	(6)	**(9)**	(8)
Bénéfices non répartis à la clôture de la période	525	**771**	626

Les notes afférentes font partie intégrante des états financiers consolidés.

Bilans consolidés

(en millions de dollars canadiens, sauf indication contraire)	31 mars 2003 (non vérifiés) $ US (Note 3)	**31 mars 2003 (non vérifiés) $**	31 décembre 2002 $
Actif			
Actif à court terme			
Espèces et quasi-espèces	34	**50**	38
Débiteurs	231	**339**	304
Stocks	514	**755**	736
Frais payés d'avance	21	**31**	22
Impôts futurs	49	**73**	76
	849	**1 248**	1 176
Terrains, bâtiments et matériel	3 493	**5 132**	5 387
Écarts d'acquisition	53	**77**	79
Autres éléments d'actifs	134	**197**	205
	4 529	**6 654**	6 847
Passif et avoir des actionnaires			
Passif à court terme			
Dette bancaire	20	**29**	20
Fournisseurs et autres créditeurs	454	**667**	749
Impôts sur les bénéfices et autres taxes à payer	9	**13**	15
Tranche de la dette à long terme échéant à moins d'un an	52	**77**	70
	535	**786**	854
Dette à long terme	1 600	**2 350**	2 444
Impôts futurs	423	**622**	625
Autres éléments de passif et crédits reportés	251	**369**	370
Avoir des actionnaires			
Actions privilégiées	30	**44**	44
Actions ordinaires	1 188	**1 745**	1 752
Surplus d'apport	2	**3**	3
Bénéfices non répartis	525	**771**	753
Redressements cumulés de conversion des devises étrangères	(25)	**(36)**	2
	1 720	**2 527**	2 554
	4 529	**6 654**	6 847

Les notes afférentes font partie intégrante des états financiers consolidés.

Flux de trésorerie consolidés

Trois mois terminés le 31 mars (en millions de dollars canadiens, sauf indication contraire)	2003	**2003**	2002
	$ US (Note 3)	(non vérifiés) $	$
Activités d'exploitation			
Bénéfice (perte) net(te)	18	**27**	(11)
Éléments hors caisse :			
Amortissement (Note 5)	67	**98**	110
Impôts futurs	4	**6**	(14)
Amortissement du gain reporté	–	**(1)**	(1)
Frais de fermeture excluant la dévaluation des terrains, bâtiments et matériel (Note 5)	–	**–**	31
Autres	2	**3**	3
	91	**133**	118
Variation des éléments du fonds de roulement et autres éléments			
Débiteurs	(30)	**(44)**	(62)
Stocks	(27)	**(40)**	(11)
Frais payés d'avance	(6)	**(9)**	(1)
Fournisseurs et autres créditeurs	(36)	**(53)**	(44)
Impôts sur les bénéfices et autres taxes à payer	(1)	**(1)**	(1)
Autres	(5)	**(7)**	2
Paiement des frais de fermeture	(2)	**(3)**	–
	(107)	**(157)**	(117)
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	(16)	**(24)**	1
Activités d'investissement			
Acquisitions nettes de terrains, bâtiments et matériel	(28)	**(41)**	(38)
Acquisitions d'entreprises	–	**–**	(26)
Flux de trésorerie utilisés par les activités d'investissement	(28)	**(41)**	(64)
Activités de financement			
Dividendes versés	(6)	**(9)**	(8)
Évolution de la dette bancaire	5	**7**	–
Évolution des crédits bancaires renouvelables, déduction faite des frais	65	**96**	94
Remboursement de la dette à long terme	(12)	**(17)**	–
Émissions d'actions ordinaires, déduction faite des frais	3	**4**	7
Rachats d'actions privilégiées	(1)	**(1)**	(1)
Flux de trésorerie provenant des activités de financement	54	**80**	92
Augmentation nette des espèces et quasi-espèces	10	**15**	29
Écart de conversion relatif aux espèces et quasi-espèces	(2)	**(3)**	–
Espèces et quasi-espèces à l'ouverture de la période	26	**38**	36
Espèces et quasi-espèces à la clôture de la période	34	**50**	65

Les notes afférentes font partie intégrante des états financiers consolidés.

Notes

Note 1

Mode de présentation

De l'avis de la direction, les états financiers consolidés intermédiaires non vérifiés ci-joints, dressés selon les principes comptables généralement reconnus du Canada, contiennent tous les ajustements nécessaires pour présenter fidèlement la situation financière de Domtar Inc. (Domtar) au 31 mars 2003 et au 31 décembre 2002, ainsi que les résultats de son exploitation et ses flux de trésorerie pour les trois mois terminés les 31 mars 2003 et 2002.

Bien que la direction estime que l'information est divulguée de façon adéquate, ces états financiers consolidés intermédiaires non vérifiés et les notes afférentes devraient être lus conjointement avec les états financiers consolidés annuels de Domtar.

Les conventions comptables utilisées dans la préparation de ces états financiers consolidés intermédiaires non vérifiés sont les mêmes que celles utilisées pour les plus récents états financiers consolidés annuels, à l'exception des changements décrits à la Note 2.

Note 2

Changement de conventions comptables

Financement destiné à l'achat d'actions

Le 1er janvier 2003, Domtar a adopté de manière prospective les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) concernant les prêts destinés à l'achat d'actions (les prêts). Conséquemment, ces prêts, totalisant 14 millions de dollars, ont été reclassés des Autres éléments d'actifs aux Actions ordinaires et le revenu d'intérêt a été porté en réduction des dividendes. Les actions ordinaires, acquises avec ces prêts, sont détenues en fiducie à titre de garantie des prêts. Les prêts portent intérêt au taux du dividende et sont assortis de modalités de remboursement n'excédant pas 10 ans. Au 31 mars 2003, 1 115 481 actions ordinaires (2002 – 1 000 333 actions ordinaires), d'une valeur de 14,55 $ chacune (2002 – 15,70 $), étaient détenues en fiducie en rapport avec ces prêts consentis aux employés. De plus, ces actions ordinaires ne sont pas considérées comme étant en circulation aux fins du calcul du bénéfice de base par action. L'adoption de ces recommandations n'a aucun impact significatif sur le bénéfice de base par action pour le premier trimestre de 2003.

Note 3

Montants en dollars US

Les états financiers consolidés intermédiaires non vérifiés sont exprimés en dollars canadiens et seulement pour le bénéfice du lecteur, les états financiers consolidés intermédiaires non vérifiés de 2003 ainsi que les tableaux de certaines notes afférentes ont été convertis en dollars US au taux de clôture du mois de mars 2003 de 1,4693 dollar canadien pour 1 dollar US. Cette conversion ne doit pas être considérée comme une application des recommandations comptables relatives à la conversion des devises étrangères, mais comme une information supplémentaire fournie au lecteur.

Note 4

Bénéfice (perte) par action

Le tableau suivant présente le rapprochement entre le bénéfice (perte) de base par action et le bénéfice (perte) dilué(e) par action.

	2003	**2003**	2002
		(non vérifiés)	
	$ US (Note 3)	**$**	$
Bénéfice (perte) net(te)	18	**27**	(11)
Montant requis pour les dividendes sur les actions privilégiées	–	**–**	–
Bénéfice (perte) net(te) se rapportant aux actions ordinaires	18	**27**	(11)
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	226,9	**226,9**	226,5
Effet de dilution des options d'achat d'actions (millions)	2,0	**2,0**	1,1
Nombre moyen pondéré d'actions ordinaires diluées en circulation (millions)	228,9	**228,9**	227,6
Bénéfice (perte) de base par action	0,08	**0,12**	(0,05)
Bénéfice (perte) dilué(e) par action	0,08	**0,12**	(0,05)

Note 5

Frais de fermeture

Le 27 mars 2002, Domtar a annoncé la fermeture définitive, de l'usine de papier de St. Catharines en Ontario. Cette fermeture, qui a eu lieu à la fin du mois de septembre 2002, s'est traduite par une charge au premier trimestre de 2002 de 45 millions de dollars (30 millions de dollars déduction faite des impôts, soit 0,13 $ par action ordinaire), incluant 14 millions de dollars de charges pour la dévaluation de terrains, bâtiments et matériel à leur valeur de réalisation estimative, ainsi qu'une provision de 31 millions de dollars pour les autres engagements et éventualités liés à cette fermeture. Au 31 mars 2003, le solde de la provision s'élevait à 20 millions de dollars.

Le 29 novembre 2002, Domtar a annoncé la fermeture définitive, de l'usine de seconde transformation de Daveluyville au Québec et de l'exploitation de bois d'œuvre de feuillus, à Sault Ste. Marie en Ontario. La fermeture des usines, qui a eu lieu à la fin du mois de janvier 2003, s'est traduite par une charge au dernier trimestre de 2002 de 18 millions de dollars (12 millions de dollars déduction faite des impôts, soit 0,05 $ par action ordinaire), incluant 13 millions de dollars de charges pour la dévaluation de terrains, bâtiments et matériel à leur valeur de réalisation estimative, ainsi qu'une provision de 5 millions de dollars pour les autres engagements et éventualités liés à cette fermeture. Au 31 mars 2003, le solde de la provision s'élevait à 3 millions de dollars. Domtar a vendu ses usines de Sault Ste. Marie et de Daveluyville, le 14 mars et le 8 avril 2003, respectivement, pour une somme totale de 3 millions de dollars.

Note 6

Informations sectorielles

Domtar exerce ses activités dans les quatre secteurs isolables décrits ci-dessous. Chacun de ces secteurs offre différents produits et services et applique des stratégies différentes en matière de technologie et de commercialisation. Le résumé qui suit décrit les activités de chacun des secteurs isolables de Domtar :

- **Papiers** – secteur qui regroupe la fabrication et la distribution des papiers d'affaires, d'impression et de publication, à usage technique et de spécialité, ainsi que de la pâte.
- **Marchands de papier** – secteur qui achète, entrepose, vend et distribue différents produits fabriqués par les usines de papier de Domtar ainsi que par d'autres fabricants. Ces produits englobent les papiers d'affaires et d'impression, des fournitures d'arts graphiques et certains produits industriels.

- **Bois** – secteur qui comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières.
- **Emballages** – secteur qui comprend la participation de 50 % de la Société dans Norampac, une entreprise qui fabrique et distribue des cartons-caisses et des cartonnages ondulés.

Domtar évalue la performance selon le bénéfice d'exploitation, à savoir les ventes, reflétant les prix de cession interne entre les secteurs à la juste valeur, moins les frais imputables avant la charge de financement et les impôts sur les bénéfices.

Données sectorielles	2003	**2003**	2002
		(non vérifiés)	
	$ US (Note 3)	**$**	$
Ventes nettes			
Papiers	581	**853**	880
Marchands de papier	204	**300**	299
Bois	73	**107**	119
Emballages	99	**146**	137
Total des secteurs isolables	957	**1 406**	1 435
Ventes intersectorielles – Papiers	(55)	**(81)**	(90)
Ventes intersectorielles – Bois	(19)	**(27)**	(15)
Ventes intersectorielles – Emballages	(1)	**(2)**	(2)
Ventes nettes consolidées	882	**1 296**	1 328
Bénéfice (perte) d'exploitation			
Papiers [(a)]	55	**81**	18
Marchands de papier	5	**7**	7
Bois	(14)	**(21)**	(10)
Emballages	7	**11**	17
Bénéfice d'exploitation consolidé	53	**78**	32

(a) Le bénéfice d'exploitation du premier trimestre de 2002 reflète une charge de 45 millions de dollars, incluant 14 millions de dollars pour la dévaluation de terrains, bâtiments et matériel à leur valeur de réalisation estimative de l'usine de papier de St. Catharines en Ontario.

Note 7

Événement subséquent

Le 14 avril 2003, Norampac (une coentreprise détenue à 50-50 avec Cascades Inc.) a acquis de Georgia-Pacific son usine de transformation de cartonnage située à Schenectady, New York. La quote-part de la Société dans la contrepartie totale, est d'approximativement 21 millions de dollars (15 millions de dollars US) et est composée de 10 millions de dollars (7 millions de dollars US) en espèces et de tous les actifs de sa division située à Dallas Fort-Worth, Texas, qui sont évalués à approximativement 11 millions de dollars (8 millions de dollars US).

Note 8

Chiffres comparatifs

Certains chiffres comparatifs ont été reclassés en fonction de la présentation des états financiers adoptée au cours de l'exercice.

papiers

66 %[1]



marchands de papier

17 %[2]


Domtar
Domtar Solutions
Domtar Solutions

emballages

11 %


Norampac

bois

6 %



Les pourcentages sont calculés selon les ventes nettes du 1er trimestre de 2003.

1 Incluant les ventes des Marchands Domtar
2 Excluant les ventes de papiers Domtar

Pour plus de renseignements

Relations avec les investisseurs
Christian Dubé
Premier vice-président et
chef des finances
Tél. : (514) 848-5514

Jean-Sébastien Vanbeughe
Directeur, finances corporatives
Tél. : (514) 848-5469
Téléc. : (514) 848-5638
Courriel : ir@domtar.com

Communications
William George
Vice-président, Communications et
relations gouvernementales
Tél. : (514) 848-5213
Téléc. : (514) 848-6878

Siège social
395, boul. de Maisonneuve Ouest
Montréal, Qc, Canada
H3A 1L6
Tél. : (514) 848-5400
www.domtar.com

Domtar est suivie par les firmes suivantes :

- Bank of America
- BMO Nesbitt Burns
- D.A. Davidson & Company
- Deutsche Bank Securities
- Equity Research Associates
- Financière Banque Nationale
- Goldman Sachs
- J.P. Morgan
- Marchés mondiaux CIBC
- Raymond James
- RBC Marché des Capitaux
- Salomon Smith Barney
- Scotia Capitaux
- TD Newcrest
- UBS Warburg
- Valeurs mobilières Desjardins


FSC

17,5 %
minimum

FSC SW-COC-681
FSC Trademark © 1996
Forest Stewardship Council A.C.

Couverture imprimée sur du Domtar *Plainfield* ultra-blanc, 80 lb couverture, lissé, certifié FSC et pages intérieures imprimées sur du Domtar Plainfield ultra-blanc, 70 lb édition, lissé, certifié FSC. Au moins 17,5 % de la fibre utilisée lors de la fabrication du Domtar Plainfield FSC provient d'une forêt bien gérée, certifiée de façon indépendante par SmartWood et conforme aux règles du Forest Stewardship Council.
Le papier *Domtar Plainfield* contient également 20 % de fibre recyclée post-consommation. Ce document a été imprimé par Integra. SW-COC-895.

Imprimé au Canada

Design : www.nolin.ca

Domtar Inc. Premier trimestre 2003

Statistiques financières choisies

(en millions de dollars canadiens, sauf indication contraire)

	Trois mois terminés le – 31 mars 2003 $	Trois mois terminés le – 31 décembre 2002 $	Trois mois terminés le – 31 mars 2002 $	Exercice terminé le – 31 décembre 2002 $	Exercice terminé le – 31 décembre 2001[2] $
	(non vérifiés)	(non vérifiés)	(non vérifiés)		
Résultats d'exploitation					
Ventes nettes	**1 296**	1 356	1 328	5 490	4 377
BAIIA[1]	**176**	217	142	809	607
Bénéfice d'exploitation	**78**	98	32	384	313
Charge de financement	**41**	46	52	192	167
Bénéfice (perte) net(te)	**27**	38	(11)	141	140
Bénéfice (perte) net(te) par action ordinaire	**0,12**	0,17	(0,05)	0,62	0,72
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation par action ordinaire	**(0,11)**	1,10	–	2,98	3,80
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	**226,9**	227,6	226,5	227,2	191,2
Données du bilan					
Actif total	**6 654**			6 847	7 055
Dette à long terme	**2 350**			2 444	2 883
Avoir des actionnaires	**2 527**			2 554	2 426
Dette nette aux capitaux totaux	**49 %**			49 %	55 %
Valeur comptable par action ordinaire	**10,94**			11,02	10,51
Autres					
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation	**(24)**			677	727
Flux de trésorerie disponibles	**(65)**			454	447
Rendement de l'avoir des actionnaires (RAA)	**4 %**			6 %	7 %

[1] Bénéfice avant la charge de financement, les impôts sur les bénéfices et l'amortissement. [2] Chiffres redressés suite à l'adoption des recommandations comptables modifiées.

Ventes nettes
(en millions de $ CA)

T1	**1 296**
T4	1 356
T3	1 390
T2	1 416
T1	1 328
T4	1 302
T3	1 177
T2	944
T1	954

BAIIA
(en millions de $ CA)

T1	**176**
T4	217
T3	233
T2	217
T1	142
T4	157
T3	163
T2	149
T1	138

Bénéfice (perte) net(te)
(en millions de $ CA)

T1	**27**
T4	38
T3	59
T2	55
T1	(11)
T4	18
T3	14
T2	87
T1	21

Bénéfice (perte) net(te)
Par action de base (en $ CA)

T1	**0,12**
T4	0,17
T3	0,26
T2	0,24
T1	(0,05)
T4	0,08
T3	0,08
T2	0,48
T1	0,11

☐ 2003 ☐ 2002 ☐ 2001

Rendement comparatif – DTC Indice : 1998 = 1


DTC
S&P/TSX Matériaux
S&P/TSX
2,0
1,5
1,0
0,5
98
99
00
01
02
03

Cours de l'action de Domtar


$
25
20
15
10
5
Haut
Fermeture
Bas
98
99
00
01
02
03


SEC MAIL
RECEIVED
PROCESSING
MAY 27 2003
WASH. D.C.
SECTION

Domtar

1.

Domtar Inc.
First Quarter 2003



Domtar

Highlights

—Net earnings of $27 million or $0.12 per common share.

—Market-related downtime amounted to 18,600 tons of paper, 21,600 tons of pulp and 24 million board feet of lumber.

—Net debt-to-total-capitalization ratio was 48.8% as at March 31, 2003.

Recent developments

—Quality and profitability improvement programs combined with reduced financing expenses allowed Domtar to offset higher energy costs of $20 million, lower paper shipments, the negative effect of a stronger Canadian dollar and lumber production disruptions.

—Domtar launched its newest "Domtar Microprint®" product, a laser coated printing paper Domtar's.

—Vancouver Mill certified FSC (Forest Stewardship Council) chain-of-custody.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages according to internationally recognized standards 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.



Dear Shareholder,

By successfully completing the integration of the four U.S. mills acquired in August 2001, Domtar reached another milestone in 2002. Now that we have attained all the strategic growth and performance objectives we set in 1997, we are better positioned than ever before to pursue our planned growth so that we may fully establish ourselves in the global market place.

This is evidenced by our quality and profitability improvement programs, which have allowed Domtar to mitigate the impact of high energy costs, weak demand, and a strong Canadian dollar during the first quarter of 2003, and to post better results than in the same quarter of 2002. As a result, over the last twelve months Domtar was able to reduce its net debt-to-total-capitalization ratio to 48.8% and provide its shareholders with a return on equity of 7%, even though selling prices were at 93% of trend for a business cycle.

On the strength of our continuous improvement programs, and in view of a new economic environment where investors will increasingly focus on the overall return on their investment, including dividends, we have announced that Domtar's annual dividend paid to shareholders will change from 14 cents to 24 cents per common share. Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase constitutes a first step towards achieving our goal of providing shareholders with dividends of approximately 20% of normalized net earnings over a business cycle.

Finally, we made a commitment six years ago to strive to deliver our shareholders at least a 15% return on equity when prices are at trend. This commitment remains in effect, and reaffirms our determination to make Domtar an attractive investment in the basic materials sector.

Raymond Royer
President and Chief Executive Officer

Board of Directors, Committees and Members of the Management Committee (as at May 1st, 2003)

Board of Directors

Paul-Henri Couture
Vice-President of Capital d'Amérique CDPQ Inc., a wholly owned subsidiary of Caisse de dépôt et placement du Québec

Claude Fontaine
Senior Partner of Ogilvy Renault

Louis P. Gignac
President and Chief Executive Officer of Cambior Inc.

Jacques Girard
Chairman of the Board of Domtar Inc.
President and Chief Executive Officer of Montréal International

Claude R. Lamoureux
President and Chief Executive Officer of the Ontario Teachers' Pension Plan Board

Jacques Laurent
Chairman of the Board of Hydro-Québec

André L'Ecuyer
President and Chief Operating Officer of SGF Rexfor Inc., a wholly owned subsidiary of Société générale de financement du Québec

Brian M. Levitt
Co-Chair and Partner of Osler, Hoskin & Harcourt

Louiselle Paquin
Senior Vice-President, Finance of SITQ Immobilier, a group of subsidiaries of Caisse de dépôt et placement du Québec

Louise Roy
Corporate Director

Raymond Royer
President and Chief Executive Officer of Domtar Inc.

Edward J. Waters
Chairman and President and Chief Executive Officer of Cape & Islands Investment Company Ltd.

Committees

* Chairman of the Committee

Executive	Audit	Human Resources	Nominating and Corporate Governance	Environment and Health and Safety	Pension
P.-H. Couture	L. P. Gignac*	P.-H. Couture	J. Girard*	J. Laurent	C. Fontaine
J. Girard*	C. R. Lamoureux	J. Girard*	C. R. Lamoureux	A. L'Ecuyer*	J. Girard
C. R. Lamoureux	J. Laurent	A. L'Ecuyer	J. Laurent	L. Roy	C. R. Lamoureux*
A. L'Ecuyer	L. Paquin	L. Roy	E. J. Waters	R. Royer	B. M. Levitt
R. Royer					R. Royer

Members of the Management Committee

C. Lance Skerratt
Senior Vice-President
Paper Merchants Group

Richard Garneau
Senior Vice-President
Forest Products Group

Gilles Pharand
Senior Vice-President
Corporate Affairs and General Counsel

Christian Dubé
Senior Vice-President and Chief Financial Officer

Roland Gagnon
Senior Vice-President
Canadian Pulp and Paper Manufacturing Group

Raymond Royer
President and Chief Executive Officer

Claude Belley
Senior Vice-President
Human Resources and Organizational Development

George Kobrynsky
Senior Vice-President
Pulp and Paper Sales, Marketing and Customer Relations Group

Roger H. Brear
Senior Vice-President
U.S. Pulp and Paper Manufacturing Group

Management's discussion and analysis

Management's Discussion and Analysis (MD&A) relates to the financial condition and results of operations of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Domtar's common shares are listed on the Toronto and New York stock exchanges. The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with the Corporation's interim consolidated financial statements and notes thereto as well as with the Corporation's most recent annual MD&A and consolidated financial statements and notes.

Our business

Domtar's reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

Categories	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers
Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet
Grades	Copy	Premium imaging / Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Capacity*	As at March 31, 2003:		approximately 2.8 million tons			
	0.8 million tons 29%	0.2 million tons 7%	0.6 million tons 22%	0.4 million tons 14%	0.4 million tons 14%	0.4 million tons 14%

*The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

Our business (continued)

We sell paper primarily through a large network of owned and independent merchants which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. Also, we purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons.

Our Papers business is our most important segment and represented 60% of our consolidated net sales in the first quarter of 2003, or 66% when including sales of Domtar paper through our own Paper Merchants business.

Paper Merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Québec and three by The Paper House in the Atlantic Provinces) while our U.S. paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 23% of our consolidated net sales in the first quarter of 2003, or 17% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 6% of our consolidated net sales in the first quarter 2003.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac's debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac's network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills (located in Ontario, Québec, British Columbia, New York State and northern France) that have a combined annual capacity of approximately 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales in the first quarter 2003.

Summary of operating results

Financial Highlights (in millions of Canadian dollars, unless otherwise noted)	Three months ended March 31 **2003**	2002
Net sales	**1,296**	1,328
Operating profit	**78**	32
Paper Closure Costs	**–**	45
Operating profit excluding Paper Closure Costs[1]	**78**	77
Net earnings (loss)	**27**	(11)
Net earnings (loss) per share (basic)	**0.12**	(0.05)
Operating profit excluding Paper Closure Costs by segment:		
Papers	**81**	63
Paper Merchants	**7**	7
Wood	**(21)**	(10)
Packaging	**11**	17
Total	**78**	77
Selling price index (%)	**93**	92

First quarter 2003 vs first quarter 2002 overview

Net Sales of $1.3 Billion

Net sales for the first quarter of 2003 totaled $1,296 million, down $32 million or 2% from net sales of $1,328 million in the first quarter of 2002. This decrease was mainly due to lower shipments for paper, lower selling prices for lumber and the negative effect of a stronger Canadian dollar. These factors were partially offset by higher selling prices for all our major products, except lumber, and higher shipments in all our businesses, except for paper. Overall, the benchmark nominal prices for the first quarter of 2003 were at 93% of trend[2] pricing, a slight increase from the corresponding quarter of 2002.

Operating Profit of $78 Million

Overall, our quality and profitability improvement programs allowed us to offset higher energy costs of $20 million, lower paper shipments, the negative effect of a stronger Canadian dollar as well as lumber production disruptions.

Cost of sales decreased by $28 million in the first quarter of 2003 or 3% compared to the corresponding period of 2002 mainly due to lower shipments in paper, partially offset by higher purchased fiber and energy costs.

[1] Operating profit excluding Paper Closure Costs is a non-GAAP measure. Our operating profit determined in accordance with GAAP for 2002 included the costs associated with the closure of certain paper machines and facilities. Accordingly, we believe that it is useful for investors to be aware of a significant factor that adversely affected our GAAP operating profit in 2002 but not in 2003, and that operating profit excluding Paper Closure Costs provides investors with a measure of performance to compare our operating results between periods without regard to these costs.

[2] Based on a consensus of analysts of normalized pricing as at November 30, 2002. (See "Sensitivity analysis").

First quarter 2003 vs first quarter 2002 overview (continued)

Selling, general and administrative (SG&A) expenses in the first quarter of 2003 decreased by $7 million or 9% compared to the same period of 2002, mainly reflecting a $5 million mark-to-market gain on certain foreign exchange contracts not considered as hedges for accounting purposes.

The first quarter 2002 results included a charge of $45 million ($30 million net of income taxes, or $0.13 per common share) related to the permanent shut down of the St. Catharines, Ontario paper mill. This charge included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies. These closure costs will be referred to as "Paper Closure Costs".

As a result of the factors mentioned above, operating profit for the first quarter of 2003 amounted to $78 million compared to $32 million (or $77 million before Paper Closure Costs) for the corresponding quarter of 2002.

Net Earnings of $27 Million

Net earnings for the first quarter of 2003 amounted to $27 million ($0.12 per common share) compared to a net loss of $11 million ($0.05 per common share) for the same quarter in 2002. The year-over-year improvement in net earnings was due to the factors mentioned above as well as to a decrease in financing expenses and a lower effective tax rate.

Papers

	Three months ended March 31	
Selected Information (in millions of Canadian dollars, unless otherwise noted)	**2003**	2002
Net sales	**772**	790
Operating profit	**81**	18
Paper Closure Costs	**–**	45
Operating profit excluding Paper Closure Costs	**81**	63
Shipments:		
Paper ('000 ST)	**627**	656
Pulp ('000 ADST)	**207**	180
Paper shipments product offering (%):		
Copy and offset grades	**53**	55
Uncoated commercial printing & publication and premium imaging grades	**23**	19
Coated commercial printing & publication grades	**12**	12
Technical & specialty grades	**12**	14
Total	**100**	100
Benchmark nominal prices[1]:		
Copy 20 lb sheets (US$/ton)	**793**	760
Offset 50 lb rolls (US$/ton)	**673**	675
Coated publication, no. 3, 60 lb rolls (US$/ton)	**805**	820
Pulp NBSK (US$/tonne)	**507**	480
Pulp NBHK (US$/tonne)	**485**	425
Selling price index – Papers (%)	**92**	91

[1] Source: Pulp & Paper Week.

Sales and Operating Profit

Net sales in our Papers business amounted to $772 million, a decrease of $18 million or 2% in the first quarter of 2003. The decrease was primarily due to the unfavourable effect of a stronger Canadian dollar and lower paper sales volumes, partially offset by increases in transaction prices for both paper and pulp.

Operating profit in our Papers business amounted to $81 million in the first quarter of 2003 compared to $18 million (or $63 million when excluding Paper Closure Costs) in the first quarter of 2002. This $18 million or 29% increase in operating profit excluding Paper Closure Costs was primarily due to the benefits stemming from our quality and profitability improvement programs as well as higher selling prices especially for pulp and some papers. These positive factors were partially offset by lower paper shipments due to weak demand, higher energy costs and the unfavourable effect of a stronger Canadian dollar.

Pricing Environment

The increase in our average transaction prices in the first quarter of 2003 compared to the first quarter of 2002 in our Papers segment was higher than that of the increase in benchmark nominal prices.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers) increased by an average of US$22/ton in the first quarter of 2003 compared to the corresponding period of 2002.

Our weighted average transaction prices for our coated commercial printing & publication papers in the first quarter of 2003 increased by US$65/ton compared to the corresponding quarter of 2002 mainly due to mix improvements.

Softwood and hardwood pulp prices were increased by US$20/tonne on February 1, 2003 and by a further US$40/tonne on March 1, 2003. Our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by an average of US$49/tonne in the first quarter of 2003 compared to the same quarter in 2002. Effective April 1, 2003, we announced an additional US$40/tonne price increase for softwood and hardwood pulp.

Papers (continued)

Operations

In the first quarter of 2003, we took market-related downtime, curtailing production by 18,600 tons of paper. This combined with the impact of the 2002 closures of two paper machines in St. Catharines, Ontario and one in Nekoosa, Wisconsin which permanently curtailed 80,000 tons of annual paper production, reflects our commitment to adjust production to customers' needs. In the first quarter of 2002, we took market-related downtime curtailing production by 38,000 tons of paper.

From December 20, 2002 to January 19, 2003, we halted production at the Lebel-sur-Quévillon, Québec pulp mill due to softening demand. Production curtailment and slowdown of pulp totalled 21,600 tons for the first quarter of 2003, compared to 18,000 tons in the first quarter of 2002.

During the first quarter of 2003, we continued to focus our efforts on reducing our costs and on reaping the full benefits from the synergies related to our 2001 acquisition of four U.S. integrated pulp and paper mills.

Paper Merchants

Selected Information (in millions of Canadian dollars)

Three months ended March 31	2003	2002
Net sales	**300**	299
Operating profit	**7**	7

Sales and Operating Profit

Net sales in the Paper Merchants business amounted to $300 million, an increase of $1 million in the first quarter of 2003. This increase was due to volume gains on direct shipments offset by exchange variance on translation of U.S. dollar denominated sales by our U.S. paper merchant. Warehouse shipments decreased slightly in comparison to the corresponding prior period quarter. Pricing levels did not vary materially from the first quarter of 2002 but deteriorated compared to the fourth quarter of 2002 as continued slowing activity in the North American commercial print industry forced additional pricing pressure at the merchant level.

Operating profit of $7 million reflected an operating margin of 2.3% in the first quarter of 2003, unchanged compared to the corresponding period of 2002. Despite soft market conditions for paper, volumes remained constant compared to the first quarter of 2002. Further cost reductions during the first quarter of 2003 mitigated increases in fuel costs.

Wood

Selected Information (in millions of Canadian dollars, unless otherwise noted)	Three months ended March 31	
	2003	2002
Net sales	**80**	104
Operating loss	**(21)**	(10)
Shipments (millions of FBM)	**227**	224
Shipments product offering (%):		
Random lengths	**42**	46
Studs	**36**	33
Value-added	**17**	15
Industrial	**5**	6
Total	**100**	100
Benchmark nominal prices[1]:		
Lumber 2x4 R/L no. 1 & no. 2 (US$/MFBM)	**305**	356
Lumber 2x4x8 stud (US$/MFBM)	**312**	356
Selling price index – Wood (%)	**85**	97

Sales and Operating Profit

Net sales in our Wood business amounted to $80 million, a decrease of $24 million or 23% in the first quarter of 2003. The decrease in net sales was primarily due to lower selling prices.

Operating loss amounted to $21 million in the first quarter of 2003 compared to an operating loss of $10 million in the first quarter of 2002. This $11 million deterioration is primarily due to lower selling prices. In addition, our cost reduction efforts were offset by the impact of market-related downtime and harsh weather conditions in the early part of the year which affected production. Cash deposits of $8 million were made on our exports of softwood lumber to the U.S. during the first quarter of 2003 compared to a $9 million provision recorded to cover antidumping duties in the corresponding period of 2002. Since May 2002, cash deposits of $39 million for countervailing and antidumping duties were made and expensed by Domtar.

Pricing Environment

Although housing starts both in the U.S. and in Canada remained high during the quarter, over supply and offshore imports into the U.S. continued to put pressure on pricing in the North American lumber market. In the first quarter of 2003, the variation in our average transaction prices was consistent with that of benchmark nominal prices. Average benchmark nominal prices in the first quarter of 2003 for Great Lakes 2x4 studs were lower by US$44/MFBM and average benchmark nominal prices for random lengths were lower by US$51/MFBM compared to the corresponding period of 2002.

[1] Source: Random Lengths.

Wood (continued)

Operations

In June 2002, a decision was taken to halt the Ste-Marie and Ste-Aurélie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. The Ste-Marie sawmill resumed partial operations on February 27, 2003. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. Although the dispute was settled, the sawmill remained shut down due to market conditions. Effective April 22, 2003, the Grand-Remous sawmill resumed operations to process timber in inventory.

The usual two-week holiday shutdowns at the Lebel-sur-Quévillion, Matagami and Malartic sawmills were extended for an additional two weeks to avoid producing for inventory in a declining product price environment. These sawmills resumed operations on January 20, 2003. The Ontario sawmills also took some market-related downtime in January. As a result, production was curtailed by approximately 24 million board feet of lumber.

In March 2003, we sold the Sault Ste-Marie hardwood lumber facility and in April 2003, we sold the Daveluyville remanufacturing facility, following an earlier decision in November 2002 to shut down these facilities because of challenging market conditions.

In the Wood business, we continued to pursue sawmill modernization projects aimed at improving profitability. Productivity improvements were experienced at the Malartic, Val d'Or, Matagami, Chapleau and Elk Lake sawmills. We will continue to examine opportunities to further improve the profitability of the Wood business through additional cost reductions and strategic alternatives.

Packaging

	Three months ended March 31	
Selected Information (in millions of Canadian dollars, unless otherwise noted)	**2003**	2002
Net sales	**144**	135
Operating profit	**11**	17
Shipments[1]:		
Containerboard ('000 ST)	**83**	79
Corrugated containers (millions of square feet)	**1,550**	1,463
Benchmark nominal prices[2]:		
Linerboard 42 lb (US$/ton)	**428**	417
Selling price index – Packaging (%)	**104**	101

[1] Represents 50% of Norampac's trade shipments.
[2] Source: Pulp & Paper Week.

Sales and Operating Profit

Our 50% share of Norampac's net sales amounted to $144 million, an increase of $9 million or 7% in the first quarter of 2003. This increase was mainly due to higher volumes for both containerboard and corrugated products.

Our 50% share of Norampac's operating profit amounted to $11 million, a decrease of $6 million or 35% from the $17 million operating profit reported in the first quarter of 2002. This reduction was mainly attributable to significant increases in recycled fiber and energy costs, partially offset by higher volumes for both containerboard and corrugated products.

Pricing Environment

The increase in Norampac's average transaction prices in the first quarter of 2003 compared to the first quarter of 2002 was higher than that of the increase in benchmark nominal prices. In fact, Norampac's average kraft linerboard transaction prices increased by US$22/ton in the first quarter of 2003 compared to the first quarter of 2002, while benchmark nominal prices increased by US$11/ton during the same period. Prices for corrugated boxes in the first quarter of 2003 decreased by 2% compared to the corresponding period of 2002.

Operations

During the first quarter of 2003, Norampac took market-related downtime at its containerboard mills for a total of 28,000 tons, compared to 32,000 tons in the comparable period of 2002. This reflects Norampac's commitment to adjust production to customers' needs.

Financing expenses and income taxes

Financing Expenses

During the first quarter of 2003, financing expenses amounted to $41 million, an $11 million decrease over the corresponding period of 2002. This decrease reflected the combined impact of lower interest and foreign exchange rates as well as lower debt levels.

Income Taxes

Our income tax expense for the first quarter of 2003 was $11 million, reflecting an effective tax rate of 28.9%, compared to income tax recovery of $8 million, or an effective tax rate of 42.1% in the corresponding period of 2002. Excluding the impact of Paper Closure Costs in the first quarter of 2002, the income tax expense was $7 million, reflecting an effective tax rate of 26.9%.

Balance sheet

Our total consolidated assets were $6,654 million as at March 31, 2003 compared to $6,847 million as at December 31, 2002. Receivables amounted to $339 million as at March 31, 2003, an increase of $35 million when compared to $304 million as at December 31, 2002. This increase reflects seasonal impacts in the latter part of the fourth quarter of 2002, partially offset by the effect of the stronger Canadian dollar on our U.S. dollar denominated retained interest in receivables and U.S. dollar denominated receivables. Total inventories as at March 31, 2003 were $755 million, an increase of $19 million when compared to $736 million as at December 31, 2002. The cyclical nature of our forest operations and an increase in our paper inventory levels were partially offset by the effect of the stronger Canadian dollar on our U.S. dollar denominated inventory. Property, plant and equipment as at March 31, 2003 totalled $5,132 million compared to $5,387 million as at December 31, 2002. This $255 million decrease was mainly due to the effect of a stronger Canadian dollar and a lower level of capital expenditures as compared to amortization expense.

Balance sheet (continued)

Trade and other payables were $667 million as at March 31, 2003 compared to $749 million as at December 31, 2002, a decrease of $82 million. This decrease was mainly due to lower employee profit sharing accruals, the effect of the timing of purchases and payments and the effect of the stronger Canadian dollar on our U.S. dollar denominated trade and other payables. Long-term debt (including the portion due within one year) as at March 31, 2003 decreased to $2,427 million compared to $2,514 million as at December 31, 2002, mainly reflecting a decrease in the Canadian value of our U.S. dollar denominated debt due to the impact of a rising Canadian dollar, partially offset by an increase in borrowings under our revolving credit facility.

Liquidity and capital resources

Selected Information (in millions of Canadian dollars)

	Three months ended March 31	
	2003	2002
Cash flows provided from operating activities before changes in working capital and other items	**133**	118
Changes in working capital and other items	**(157)**	(117)
Cash flows provided from (used for) operating activities	**(24)**	1
Net additions to property, plant and equipment	**(41)**	(38)
Free cash flow[1]	**(65)**	(37)
Net debt-to-total-capitalization ratio (in %)	**49**	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity.

Operating Activities
Cash flows used for operating activities in the first three months of 2003 amounted to $24 million compared to cash flows provided from operating activities of $1 million in the same period of 2002. The first quarter of a year is typically impacted by seasonally high requirements for working capital. As at March 31, 2003, the off balance sheet impact of the accounts receivable securitization program represented $250 million compared to $263 million as at December 31, 2002. We expect to continue to sell receivables in the future on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and bank debt requirements would increase. Such sales of receivables are contingent upon Domtar retaining specified credit ratings.

Investing Activities
Cash flows used for investing activities in the first three months of 2003 amounted to $41 million compared to $64 million in the same period of 2002. Investing activities in the first quarter of 2002 included $26 million related to our portion of Norampac's business acquisitions.

[1] Free cash flow is a non-GAAP measure that we define as the the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. Our definition may not be comparable to free cash flow reported by other companies. We believe that free cash flow is frequently used by investors in evaluating the ability of a company to service its debt.

Net additions to property, plant and equipment for the first three months ended March 31, 2003 amounted to $41 million, essentially unchanged compared to the same period of 2002. We intend to limit our annual capital expenditures over a business cycle to 75% of amortization, or approximately $290 million in 2003, including approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the first three months of 2003 totaled negative $65 million compared to negative $37 million in the corresponding period of 2002. As the level of capital expenditures is fairly stable, the period-over-period decrease in free cash flow is attributable mostly to the variation in cash flows relating to operating activities.

Financing Activities

Cash flows provided by financing activities in the first three months of 2003 amounted to $80 million compared to $92 million in the corresponding period of 2002. The decrease in cash flows provided from financing activities was due to the repayments of bank term debt in the first quarter of 2003. No repayments occurred in the corresponding period of 2002.

As at March 31, 2003, our net debt-to-total-capitalization ratio was 48.8%, a slight decrease from the 49.4% at December 31, 2002. Net indebtedness, including $194 million representing our 50% share of the net indebtedness of Norampac, was $2,406 million as at March 31, 2003. This compares to $2,496 million at the end of 2002, including $191 million for our 50% share of the net indebtedness of Norampac. Borrowings related to capital expenditures and working capital increased by $69 million during the quarters which were more than offset by the $159 million positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt. We intend to reduce our net debt-to-total-capitalization ratio to 45% by December 31, 2003, absent the impact of any growth-related initiatives.

As at March 31, 2003, the balance of the US$1 billion bank term loan, initially entered into to finance our 2001 acquisition, was US$470 million ($691 million), a decrease of US$10 million ($15 million) from December 31, 2002. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at March 31, 2003, of the US$500 million revolving credit facility, US$56 million ($82 million) was drawn and US$7 million ($11 million) of letters of credit were outstanding, resulting in US$437 million ($642 million) of availability under this facility. As at December 31, 2002, US$5 million ($8 million) was drawn in the form of overdraft and US$6 million ($9 million) of letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

Liquidity and capital resources (continued)

In the first quarter of 2003, common shares amounting to $4 million ($7 million for the first quarter of 2002) were issued pursuant to our stock option and share purchase plans. In both of the quarters ended March 31, 2003 and 2002, we did not purchase for cancellation any of our common shares.

As at April 30, 2003, we had 228,227,352 common shares, 69,576 Series A Preferred Shares and 1,680,000 Series B Preferred Shares, which were issued and outstanding.

On May 1, 2003, we announced an increase of our annual common share dividend to 24 cents per share (or 6 cents per quarter) from 14 cents per share (or 3.5 cents per quarter), representing a 70% increase. Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase is the first step towards achieving our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle. The first payment of our new 6 cents quarterly dividend will be paid on July 1, 2003 to shareholders of record on June 2, 2003 for the quarter ended June 30, 2003.

Accounting change

Share Purchase Financing

On January 1st, 2003, we adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from "Other assets" to "Common shares" and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at March 31, 2003, there were 1,115,481 common shares (2002 – 1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.55 (2002 – $15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic net earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share in the first quarter of 2003.

Risks and uncertainties

Product Prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See "Sensitivity Analysis".)

Operational Risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

Foreign Exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. We generate approximately US$1 billion of U.S. dollar denominated sales annually from our Canadian operations. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. The Corporation's hedging arrangements as at March 31, 2003, included forward contracts totaling US$70 million that commit it to selling U.S. dollars at an average exchange rate of 1.50 as well as currency options purchased totalling US$103 million that give the Corporation the option to sell U.S. dollars at 1.43 in 2003. In addition, the Corporation has currency options sold totalling US$201 million which limit it from benefiting from a U.S. dollar trading above an average exchange rate of 1.53.

Environmental Regulations

We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

Lumber Export Duties

Our sales of Wood represented approximately 8% of our consolidated net sales in 2002 and we exported approximately 57% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Risks and uncertainties (continued)

Legal Proceedings

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at March 31, 2003 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau began an investigation of Canada's major distributors of carbonless paper and other fine paper products, including Domtar. Since the investigation is still at a very early stage, we have no information which would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(In millions of Canadian dollars, except per share amounts)

	Annual impact on[1]		
	Operating profit	Net earnings	Earnings per share
Each US$10/unit change in price of:[2]			
Papers			
Copy and offset grades	21	14	0.06
Uncoated commercial printing & publication and premium imaging grades	9	6	0.03
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	6	4	0.02
Pulp – net position	8	5	0.02
Wood			
Lumber	14	9	0.04
Packaging			
Containerboard	5	3	0.01
Foreign exchange			
CAN $0.01 change in relative value to the U.S. dollar before hedging	10	7	0.03
Interest rate			
1% change in interest rates on our floating rate debt	N/A	5	0.02
Energy[3]			
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	2	1	0.01

[1] Based on an exchange rate of 1.515 and a marginal tax rate of 35%.
[2] Based on budgeted 2003 capacity (in tons, tonnes or MFBM).
[3] Based on budgeted 2003 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

Benchmark nominal prices[1]	1995	1996	1997	1998	1999	2000	2001	2002	Q1 2002	**Q1 2003**	Trend[2]
Papers:											
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	760	**793**	831
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	675	**673**	751
Coated publication,											
no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	820	**805**	984
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	558	491	480	**507**	595
Wood:											
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	356	**312**	360
Packaging:											
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	445	427	417	**428**	414
Selling price index	120%	100%	99%	94%	93%	102%					
Selling price index after Acquisition							97%	93%	92%	**93%**	100%

[1] Source: Pulp & Paper Week and Random Lengths.
The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" refers to a metric tonne.
[2] Source: Consensus of analysts of normalized pricing as at November 30, 2002.

Outlook

While our current environment is filled with factors beyond our control, such as soft economic conditions, high energy costs and currency fluctuations, we remain confident that our financial rigor and business approach will help us mitigate these risks.

We believe that over time our quality and profitability improvement programs as well as our customer focus should allow us to achieve our objective of providing shareholders with superior returns even in difficult market conditions and also enable us to take full advantage of any improvement in the economy.

Finally, we remain confident in the long-term fundamentals of the uncoated freesheet market.

Consolidated earnings

Three months ended March 31 (In millions of Canadian dollars, unless otherwise noted)	2003	**2003**	2002
		(Unaudited)	
	US$ (Note 3)	**$**	$
Net sales	882	**1,296**	1,328
Operating expenses			
Cost of sales	712	**1,046**	1,074
Selling, general and administrative	50	**74**	81
Amortization	67	**98**	96
Closure costs (Note 5)	–	**–**	45
	829	**1,218**	1,296
Operating profit	53	**78**	32
Financing expenses	28	**41**	52
Amortization of deferred gain	(1)	**(1)**	(1)
Earnings (loss) before income taxes	26	**38**	(19)
Income tax expense (recovery)	8	**11**	(8)
Net earnings (loss)	18	**27**	(11)
Per common share (Note 4)			
Net earnings (loss)			
Basic	0.08	**0.12**	(0.05)
Diluted	0.08	**0.12**	(0.05)
Weighted average number of common shares outstanding (millions)			
Basic	226.9	**226.9**	226.5
Diluted	228.9	**228.9**	227.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings

Three months ended March 31 (In millions of Canadian dollars, unless otherwise noted)	2003	**2003**	2002
		(Unaudited)	
	US$ (Note 3)	**$**	$
Retained earnings at beginning of period	513	**753**	645
Net earnings (loss)	18	**27**	(11)
Dividends on common shares	(6)	**(9)**	(8)
Retained earnings at end of period	525	**771**	626

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

(In millions of Canadian dollars, unless otherwise noted)	March 31 2003 (Unaudited) US$ (Note 3)	**March 31 2003 (Unaudited) $**	December 31 2002 $
Assets			
Current assets			
Cash and cash equivalents	34	**50**	38
Receivables	231	**339**	304
Inventories	514	**755**	736
Prepaid expenses	21	**31**	22
Future income taxes	49	**73**	76
	849	**1,248**	1,176
Property, plant and equipment	3,493	**5,132**	5,387
Goodwill	53	**77**	79
Other assets	134	**197**	205
	4,529	**6,654**	6,847
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	20	**29**	20
Trade and other payables	454	**667**	749
Income and other taxes payable	9	**13**	15
Long-term debt due within one year	52	**77**	70
	535	**786**	854
Long-term debt	1,600	**2,350**	2,444
Future income taxes	423	**622**	625
Other liabilities and deferred credits	251	**369**	370
Shareholders' equity			
Preferred shares	30	**44**	44
Common shares	1,188	**1,745**	1,752
Contributed surplus	2	**3**	3
Retained earnings	525	**771**	753
Accumulated foreign currency translation adjustments	(25)	**(36)**	2
	1,720	**2,527**	2,554
	4,529	**6,654**	6,847

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flows

Three months ended March 31 (In millions of Canadian dollars, unless otherwise noted)	2003	2003	2002
		(Unaudited)	
	US$ (Note 3)	$	$
Operating activities			
Net earnings (loss)	18	**27**	(11)
Non-cash items:			
Amortization (Note 5)	67	**98**	110
Future income taxes	4	**6**	(14)
Amortization of deferred gain	–	**(1)**	(1)
Closure costs excluding write down of property, plant and equipment (Note 5)	–	**–**	31
Other	2	**3**	3
	91	**133**	118
Changes in working capital and other items			
Receivables	(30)	**(44)**	(62)
Inventories	(27)	**(40)**	(11)
Prepaid expenses	(6)	**(9)**	(1)
Trade and other payables	(36)	**(53)**	(44)
Income and other taxes payable	(1)	**(1)**	(1)
Other	(5)	**(7)**	2
Payments of closure costs	(2)	**(3)**	–
	(107)	**(157)**	(117)
Cash flows provided from (used for) operating activities	(16)	**(24)**	1
Investing activities			
Net additions to property, plant and equipment	(28)	**(41)**	(38)
Business acquisitions	–	**–**	(26)
Cash flows used for investing activities	(28)	**(41)**	(64)
Financing activities			
Dividend payments	(6)	**(9)**	(8)
Change in bank indebtedness	5	**7**	–
Change in revolving bank credit, net of expenses	65	**96**	94
Repayment of long-term debt	(12)	**(17)**	–
Common shares issued, net of expenses	3	**4**	7
Redemptions of preferred shares	(1)	**(1)**	(1)
Cash flows provided from financing activities	54	**80**	92
Net increase in cash and cash equivalents	10	**15**	29
Translation adjustments related to cash and cash equivalents	(2)	**(3)**	–
Cash and cash equivalents at beginning of period	26	**38**	36
Cash and cash equivalents at end of period	34	**50**	65

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Note 1

Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at March 31, 2003 and December 31, 2002, as well as its results of operations and its cash flows for the three months ended March 31, 2003 and 2002.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2

Accounting change

Share purchase financing

On January 1st, 2003, Domtar adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from "Other assets" to "Common shares" and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at March 31, 2003, there were 1,115,481 common shares (2002 – 1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.55 (2002 – $15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share in the first quarter of 2003.

Note 3

United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2003 month-end rate of CAN$1.4693 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

21 Domtar Inc. First Quarter 2003 **Notes to consolidated financial statements** – Three months ended March 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Notes to consolidated financial statements – Three months ended March 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 4

Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share.

	2003	**2003**	2002
		(Unaudited)	
	US$ (Note 3)	**$**	$
Net earnings (loss)	18	**27**	(11)
Dividend requirements of preferred shares	–	**–**	–
Net earnings (loss) applicable to common shares	18	**27**	(11)
Weighted average number of common shares outstanding (millions)	226.9	**226.9**	226.5
Effect of dilutive stock options (millions)	2.0	**2.0**	1.1
Weighted average number of diluted common shares outstanding (millions)	228.9	**228.9**	227.6
Basic earnings (loss) per share	0.08	**0.12**	(0.05)
Diluted earnings (loss) per share	0.08	**0.12**	(0.05)

Note 5

Closure costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill. This shutdown, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), including $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as a provision of $31 million for other commitments and contingencies related to this paper mill. As at March 31, 2003, the balance of the provision was $20 million.

On November 29, 2002, Domtar announced plans to permanently shutdown the Daveluyville, Québec, wood products remanufacturing facility and the Sault Ste. Marie, Ontario, hardwood lumber operations. These shutdowns, which occurred at the end of January 2003, resulted in a charge to fourth quarter 2002 earnings of $18 million ($12 million net of income taxes, or $0.05 per common share), including $13 million related to the write down to the estimated net realizable value of property, plant and equipment as well as a provision of $5 million for other commitments and contingencies related to these locations. As at March 31, 2003, the balance of the provision was $3 million. Domtar sold the Sault Ste. Marie and Daveluyville facilities, on March 14 and April 8, 2003, respectively, for a total of $3 million.

Note 6

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

- **Papers** – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.
- **Paper Merchants** – involves the purchasing, warehousing, sale and distribution of various products made by Domtar as well as by other manufactures. These products include business and printing papers, graphic arts supplies and certain industrial products.

- **Wood** – comprises the manufacture and marketing of lumber and wood-based value-added products as well as the management of forest resources.
- **Packaging** – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

Segmented data	2003	**2003**	2002
		(Unaudited)	
	US$ (Note 3)	**$**	$
Net sales			
Papers	581	**853**	880
Paper Merchants	204	**300**	299
Wood	73	**107**	119
Packaging	99	**146**	137
Total for reportable segments	957	**1,406**	1,435
Intersegment sales – Papers	(55)	**(81)**	(90)
Intersegment sales – Wood	(19)	**(27)**	(15)
Intersegment sales – Packaging	(1)	**(2)**	(2)
Consolidated net sales	882	**1,296**	1,328
Operating profit (loss)			
Papers [(a)]	55	**81**	18
Paper Merchants	5	**7**	7
Wood	(14)	**(21)**	(10)
Packaging	7	**11**	17
Consolidated operating profit	53	**78**	32

(a) The operating profit for the first quarter of 2002, reflects a $45 million charge, including $14 million related to the write down of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario, paper mill.

Note 7

Subsequent event

On April 14, 2003, Norampac (a 50-50 joint-venture with Cascades Inc.) acquired Georgia-Pacific's converting plant located in Schenectady, New York. The Corporation's proportionate share of the aggregate purchase price is approximately $21 million (US$15 million), comprised of $10 million (US$7 million) in cash and all of the operating assets of the Norampac's Dallas Fort-Worth, Texas, plant valued at approximately $11 million (US$8 million).

Note 8

Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

23 Domtar Inc. First Quarter 2003 **Notes to consolidated financial statements** – Three months ended March 31, 2003 (In millions of Canadian dollars, unless otherwise noted)

papers

66%[1]



paper merchants

17%[2]


DOMTAR Solutions
Domtar

packaging

11%


Norampac

wood

6%



Percentages are based on net sales in 1st quarter of 2003.

1 Including sales through our own Paper Merchants business.
2 Excluding sales of Domtar paper of annual net sales.

For further information

Investor relations
Christian Dubé
Senior Vice-President and
Chief Financial Officer
Tel.: (514) 848-5511

Jean-Sébastien Vanbrugghe
Manager, Corporate Finance
Tel.: (514) 848-5469
Fax: (514) 848-5638
E-mail: ir@domtar.com

Communications
William L. George
Vice-President, Communications and
Government Relations
Tel.: (514) 848-5213
Fax: (514) 848-6878

Head Office
395 de Maisonneuve Blvd. West
Montréal, Qc, Canada H3A 1L6
Tel.: (514) 848-5400
www.domtar.com

Brokerage firms that follow Domtar:

Bank of America
BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Desjardins Securities
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs
J.P. Morgan
National Bank Financial
Raymond James
RBC Capital Markets
Salomon Smith Barney
Scotia Capital
TD Newcrest
UBS Warburg


FSC
17.5%
minimum

FSC SW-COC-681
FSC Trademark © 1996
Forest Stewardship Council A.C.

Cover printed on Domtar Plainfield britewhite, 50 lb. cover, smooth and britewhite, 70 lb. text, smooth FSC certified. At least 17.5% of the fiber used in the manufacturing process of Domtar Plainfield FSC papers comes from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. Domtar Plainfield FSC also contains 20% recycled post-consumer waste paper. This document was printed by Integria. SW-COC-895.

Printed in Canada Design: www.nolin.ca

Net sales
(In millions of CAN$)

Q1	**1,296**
Q4	1,356
Q3	1,390
Q2	1,416
Q1	1,328
Q4	1,302
Q3	1,177
Q2	944
Q1	954

EBITDA
(In millions of CAN$)

Q1	**176**
Q4	217
Q3	233
Q2	217
Q1	142
Q4	157
Q3	163
Q2	149
Q1	138

Net earnings (loss)
(In millions of CAN$)

Q1	**27**
Q4	38
Q3	59
Q2	55
Q1	(11)
Q4	18
Q3	14
Q2	87
Q1	21

Net earnings (loss)
per basic share (In CAN$)

Q1	**0.12**
Q4	0.17
Q3	0.26
Q2	0.24
Q1	(0.05)
Q4	0.08
Q3	0.08
Q2	0.48
Q1	0.11

□ 2003 □ 2002 □ 2001

Domtar Inc. First quarter 2003

Selected Financial Data

(In millions of Canadian dollars, unless otherwise noted)


PROCESSING
SECTION
RECEIVED
MAY 27 2003
155
SEC MAIL
WASH., D.C.

	Three months ended			Year ended	
	March 31	December 31	March 31	December 31	December 31
	(Unaudited)				
	2003	2002	2002	2002	2001[2]
	$	$	$	$	$
Operating results					
Net sales	**1,296**	1,356	1,328	5,490	4,377
EBITDA[1]	**176**	217	142	809	607
Operating profit	**78**	98	32	384	313
Financing expenses	**41**	46	52	192	167
Net earnings (loss)	**27**	38	(11)	141	140
Net earnings (loss) per common share	**0.12**	0.17	(0.05)	0.62	0.72
Cash flows provided from (used for) operating activities per common share	**(0.11)**	1.10	–	2.98	3.80
Weighted average number of common shares outstanding (millions)	**226.9**	227.6	226.5	227.2	191.2
Balance sheet data					
Total assets	**6,654**			6,847	7,055
Long-term debt	**2,350**			2,444	2,883
Shareholders' equity	**2,527**			2,554	2,426
Net debt-to-total-capitalization	**49%**			49%	55%
Book value per common share	**10.94**			11.02	10.51
Others					
Cash flows provided from (used for) operating activities	**(24)**			677	727
Free cash flow	**(65)**			454	447
Annualized return on equity (ROE)	**4%**			6%	7%

[1] Earnings before interest expense, income taxes and amortization. [2] Figures have been restated to reflect the application of amended accounting recommendations.

Relative performance–DTC Index:1998 = 1


2.0
1.5
1.0
0.5
DTC
S&P/TSX Materials Index
S&P/TSX Index
98
99
00
01
02
03

Domtar stock price


$
25
20
15
10
5
High
Close
Low
98
99
00
01
02
03

Domtar